SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter – March 2011	Subsidiaries Companies Information

1.    Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies for the first quarter:

Company	Net Operating		Service		Income/Losses		EBITDA		MARGEN
	Revenue		Result		for the period		(R$ million)		EBITDA
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Furnas	1,628.50	1,585.68	315.82	363.88	103.97	194.34	336	414	20.60%	26.08%
Chesf	1,232.06	1,157.56	539.16	528.19	493.49	460.16	660	643	53.60%	55.51%
Eletronorte
Parent Company	994.97	885.69	270.81	177.08	162.18	34.94	364	246	36.62%	27.74%
Consolidated	994.97	885.69	270.81	177.08	162.18	72.35	364	283	36.62%	31.96%
Eletronuclear	460.87	390.36	179.90	93.57	115.95	(80.28)	182	96	39.59%	24.50%
Eletrosul	203.00	191.96	74.20	84.29	57.36	66.28	82	92	40.24%	48.10%
CGTEE	132.89	47.94	40.54	(30.86)	33.38	(48.99)	62.9	(21.4)	47.31%	(44.72)%

Marketletter – March 2011

Balance Sheet for the period ended on

(In US$)

Assets	2011	2010
Current Assets
Cash and banks	616,535,274	472,440,666
Accounts receivable –rendering of services	754,086,244	743,797,732
Obligations receivable	743,335	733,206
Debtors	1,351,368	1,406,610
Stored materials	6,736,624	6,546,035
Personnel advances	10,721,424	6,183,241
Supliers advances	27,576,181	4,946,743
Legal deposits	53,532,390	38,977,456
Others	3,277,149	330,722
Total Current Assets	1,474,559,989	1,275,362,411

Non-Current Assets
Long-term assets	24,368,229	40,557,051
Obligations receivable	162,827,690	139,999,091
Legal deposits	32,150,152	39,206,164
	219,346,071	219,762,306

Results to compensate
From previous periods	362,270,439	828,818,259
Result for the period	(140,198,835)	(329,130,911)
	222,071,604	499,687,348
Property, plant and equipment	17,440,469,002	17,407,427,985
Intangible	18,096,752	15,347,443
Total Non-Current Assets	17,899,983,429	18,142,225,082
Total Assets	19,374,543,418	19,417,587,493

Marketletter – March 2011

Liabilities and Stockholders’ Equity	2011	2010
Current Liabilities
Loans and Financing	979,495,233	971,342,467
Charges to pay	6,306,838	8,350,329
Remuneration and reimbursement	426,450,223	392,620,693
Suppliers	36,658,883	25,710,953
Pay roll and social obligation	55,432,570	40,566,886
Labor indemnities	15,005,262	6,825,294
Provision for contigencies	257,791,738	215,725,760
Other obligations	5,294,241	4,001,772
Total Current Liabilities	1,782,434,988	1,665,144,154

Non-Current Liabilities
Loans and financing	15,656,996,828	16,607,833,778
Remuneration and reimbursement	3,000,000	3,000,000
Labor indemnities	356,708,210	197,319,652
Retirement benefits	1,282,891,972	712,070,891
Provision for contingencies	189,213,310	129,335,373
Other obligations	3,298,110	2,883,645
Total Liabilities	17,492,108,430	17,652,443,339

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S.A.	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	19,374,543,418	19,417,587,493

Marketletter – March 2011

Statement of Income for the period ended on March 31

US$

	2011	2010
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	762,415,610	762,978,825
Administración Nacional de Electricidad - ANDE	60,337,390	59,774,175
	822,753,000	822,753,000
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	28,098,987	20,977,064
	28,098,987	20,977,064
Reimbursement of charges – Assured energy
Centrais Elétricas Brasileiras S.A. – ELETROBRAS	18,663,515	191,006
Administración Nacional de Electricidad - ANDE	5,017,817	4,537,560
	23,681,332	4,728,566
Operating revenues - total	874,533,319	848,458,630
Operating Expenses
Remunerations and reimbursements
Capital income	(11,385,455)	(10,958,411)
Remuneration on power assignment	(28,098,987)	(20,977,064)
Assured energy
Royalties	(94,726,721)	(86,014,738)
Reimbursement of charges – administration and supervision	(7,286,671)	(6,616,518)
	(102,013,392)	(92,631,256)
Nonassured energy
Royalties	(21,989,808)	(4,390,811)
Reimbursement of charges – administration and supervision	(1,691,524)	(337,755)
	(23,681,332)	(4,728,566)
	(165,179,166)	(129,295,297)
Operating Expenses
General and administrative expenses
Personnel	(128,004,546)	(90,104,480)
Materials	(3,630,520)	(2,159,996)
Third party services	(15,091,801)	(9,863,304)
Provision for contengencies	(46,846,798)	7,475,544
Social-environmental costs	(6,716,273)	(6,878,718)
Other operating expenses	(4,952,352)	(5,483,923)
	(205,242,290)	(107,014,877)
Total of operating expenses	(370,421,456)	(236,310,174)
Result of Service	504,111,863	612,148,456
Other revenues / expenses
Sundry Revenues	355,317	1,142,790
Sundry Expenses	(125,450)	(330,986)
	229,867	811,804
Financial Revenues
Income from financial applications	16,586,099	10,374,802
Arrears on energy bills	76,751	1,142
Other financial revenues	2,173,656	1,410,579
	18,836,506	11,786,523
Financial Expenses
Financial charges	(280,835,671)	(297,322,127)
Monetary variations	(102,143,721)	1,706,300
Other financial expenses	(9)	(45)
	(382,979,401)	(295,615,872)
Financial Result	(364,142,895)	(283,829,349)
Net income for the period	140,198,835	329,130,911

Marketletter – March 2011

Cash Flow for the period ended on March 31

(US$)

	2011	2010
Operating Activities
Net income for the period	140,198,835	329,130,911
Adjustments
Disposal of Assets - sales	81,706	245,468
Monetary Variation on Financing and loans	2,271,752	(229,709)
Monetary Variation on Estimated Obligations	117,453,082	(15,219,401)
Liabilities provision
Financial charges not to be capitalized	280,835,672	297,322,127
Estimated Obligations	70,080,402	(7,781,225)
Adjusted Income	610,921,449	603,468,171
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	15,146,028	18,536,069
Stored Material variation	590,113	232,769
Other Credits variation	(20,645,189)	(3,781,925)
Remuneration and reimbursement variation	13,742,084	(12,969,362)
Suppliers and other variations	(40,807,747)	(28,739,665)
Payment-roll variation	1,626,933	(6,993,053)
Payment of the Estimated Obligation	(441,279)	(2,866,102)
	(30,789,057)	(36,581,269)
Net Operating Cash Flow	580,132,392	566,886,902
Investment Activities
Property, plant and equipment and intangible	(9,645,866)	(7,158,347)
Balance of the Investment Activities	(9,645,866)	(7,158,347)
Financing Activities
Loans and financing obtained	2,663,500	-
Amortization of the Loans and Financing	(224,884,469)	(308,801,868)
Payment of interest on Loans and Financing	(277,423,850)	(292,810,730)
Balance of the Financing Activities	(499,644,819)	(601,612,598)
Total of Cash Effects	70,841,707	(41,884,043)
Cash and cash equivalent – beginning of period	545,693,567	514,324,709
Cash and cash equivalent – end of period	616,535,274	472,440,666
Total of Cash Effects	70,841,707	(41,884,043)

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			1st qrt/11
Itaipu Binacional	14,000	8,577	23,025,990

Energy sold

Buyer	1st qrt/11
	US$ million	MWh
ANDE	60.3	2,078,231
ELETROBRAS	762.4	20,770,983
Total	822.7	22,849,214

Losses in generation

1st qrt/11
0.77%

Average tariff – US$ / KW

1st qrt/11
22.60

Main Investments - US$ milhões

Project	1st qrt/11
Permanent	1.2
Assets	8.4
Total	9.6

Loans and Financing – US$ million

Creditor	Balance on 03/31/11	Date	Currency
Eletrobras	6,676.4	2014 / 2023	US$
Federal Gov’t	9,557.7	2023	US$
Bco. Brasil-Rescheduled Debt	350.0	2013 / 2023	US$
FIBRA	53.2	2023	R$
Cajubi	5.5	2022	US$
Total	16,642.8

Contract obligations – US$ thousand

Short-term

Due: 2011	743,636
Due: 2012	242,166
Total	985,802

Long-term

Loans and Financing	2012	2013	2014	2015	2016	2017 to 2023
	783,816	1,094,479	1,163,194	1,235,701	1,317,870	10,061,937

Number of employees

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,007	179	382	363	1,039	323	3,293

Department	Own staff	Others	Total
Field	994	1	995
Administrative	2,299	21	2,320
Total	3,293	22	3,315

Complementary work force – 03/31/11

Contracted	Other
158	22

Marketletter – March 2011

Balance Sheet for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
Assets	03/31/11	12/31/10	03/31/11	12/31/10
Current Assets
Cash and banks	2,445	5,222	407,091	478,504
Financial applications	320,464	535,070	323,203	540,072
Consumers, concessionaires and affiliates	765,632	750,568	806,781	786,404
Loans and financing granted	2,255	2,192	2,255	2,192
Financed energy credits	162,213	148,933	162,213	148,933
Stored materials	11,825	11,896	12,091	11,971
Dividends to receive	12,570	12,570	-	2,020
Tax credits	118,116	58,922	134,464	77,612
Expenses paid in advance	3,125	3,971	12,549	14,042
Collaterals and linked deposits	35,895	35,893	54,833	59,171
Debtors	98,781	96,691	106,036	98,545
Financial asset - Allowed Annual Revenue amortization	-	-	14,769	13,442
Others	25,808	21,941	42,485	31,897
	1,559,129	1,683,869	2,078,770	2,264,805

Non-Current Assets
Financial applications	-	-	35,643	3,846
Loans and financing granted	11,231	10,917	11,231	10,917
Financed energy credits	571,174	596,826	572,115	596,826
Stored materials	81,108	89,354	81,108	89,354
Tax credits	747,233	727,339	767,470	759,766
Collaterals and linked deposits	182,012	179,536	213,722	210,230
Debtors	160	160	160	1,153
Financial asset indemnified	5,173,739	5,146,170	5,200,729	5,146,170
Financial asset – Allowed Annual Revenue amortization	2,164,037	2,210,119	2,458,806	2,574,274
Expenses paid in advance	-	-	28,593	30,328
Marketable securities	1,575	1,548	1,575	1,548
Others	41,890	41,688	41,890	50,614
	8,974,159	9,003,657	9,413,042	9,475,026

Investments	1,542,772	1,394,891	70,722	98,305
Property, plant and equipment	8,464,907	8,418,529	14,148,231	13,587,875
Intangible	118,791	116,436	1,045,131	1,046,187
	19,100,629	18,933,513	24,677,126	24,207,393
Total Assets	20,659,758	20,617,382	26,755,896	26,472,198

Marketletter – March 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	03/31/11	12/31/10	03/31/11	12/31/10
Current Liabilities
Suppliers	614,598	841,815	745,026	1,026,132
Charges on loans and financing	40,168	37,787	41,155	45,905
Loans and financing	278,153	267,804	502,630	492,124
Complementary pension fund	230,288	221,999	230,288	221,999
Taxes and social contributions	289,007	230,150	299,993	244,847
Personnel obligations	95,349	123,810	98,809	126,253
Research and development	6,692	6,170	6,847	6,209
Provision for social and environmental compensation	-	-	5,979	9,165
Use of public property	-	-	11,540	25,098
Shareholders remuneration	19,431	17,928	19,431	18,747
Income participation	105,095	105,095	105,095	105,095
Creditors	11,376	10,382	22,825	15,217
Others	84,522	107,967	92,115	118,257
	1,774,679	1,970,907	2,181,733	2,455,048

Non-Current Liabilities
Suppliers	-	-	44,796	-
Loans and financing	3,548,336	3,383,361	7,411,149	6,981,905
Complementary pension fund	487,138	536,983	487,138	536,983
Research and development	157,996	150,266	157,995	150,266
Taxes and social contributions	611,539	633,201	611,539	648,171
Provisions for risks with fiscal, labor and civil litigation	591,017	557,731	596,769	560,811
Provision for social and environmental compensation	-	-	1,993	1,669
Debentures	-	-	738,253	710,536
Creditors	6,680	9,795	6,935	40,097
Use of public property	40,336	40,335	1,043,567	1,008,541
Others	-	2	31,992	43,370
	5,443,042	5,311,674	11,132,126	10.682.349
Resources for capital increase	-	-	-	-

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Equity valuation of affiliate - adjustment	8,756	5,434	8,756	5,434
Conversion in affiliate – accumulated adjustment	(393)	(337)	(393)	(337)
Income Reserves	1,812,970	1,812,970	1,812,970	1,812,970
Additional proposed dividends	53,783	53,783	53,783	53,783
Result of the period	103,970	-	103,970	-
Other comprehensive income	(258,586)	(258,586)	(258,586)	(258,586)
	13,442,037	13,334,801	13,442,037	13.334.801
Total Liabilities and Stockholders’ Equity	20,659,758	20,617,382	26,755,896	26,472,198

Marketletter – March 2011

Statement of Income for the period ended on March 31 by Activities

(R$ thousand)

	Parent Company
	03/31/2011
	Generation	Transmission	Commercialization	Total
Net operating revenues	767,674	475,318	385,503	1,628,495
Cost of electric energy	(106,051)	-	(612,941)	(718,992)
Electric Energy purchased for resale			(612,941)	(612,941)
Charge on the use of Electric grid	(106,051)			(106,051)
Construccio cost		(38,145)		(38,145)
Operating Expenses	(230,016)	(244,095)	(7,313)	(481,424)
Personnel	(83,631)	(157,312)	(4,794)	(245,737)
Material	(2,974)	(4,556)	(32)	(7,562)
Third party services	(43,550)	(75,888)	(2,339)	(121,777)
Financial compensation for the use of hydro resources	(42,940)			(42,940)
Depreciation and amortization	(53,730)	(1,733)	(112)	(55,575)
Supervision tax for electric energy services	(2,242)	(2,578)	(14)	(4,834)
Use of public goods				-
Taxes	(949)	(2,028)	(22)	(2,999)
Cost of electric energy service	(336,067)	(282,240)	(620,254)	(1,238,561)
Gross operating income (losses)	431,607	193,078	(234,751)	389,934
Operating expenses
Provision for credits of questionable liquidation	(1,552)			(1,552)
Provisions for risks with fiscal, labor and civil litigation	(11,797)	(20,814)	(675)	(33,286)
Other expenses	(16,466)	(20,064)	(2,743)	(39,273)
	(29,815)	(40,878)	(3,418)	(74,111)
Service Result	401,792	152,200	(238,169)	315,823
Other Revenue / Expenses	(12,273)	(2,421)	(271)	(14,965)
Result on the Equity Method	(20,907)	-	-	(20,907)
Financing Result	(46,113)	(84,440)	11,856	(118,697)
Financing revenue	6,668	1,585	44,983	53,236
Financing expenses	(52,781)	(86,025)	(33,127)	(171,933)
Result before social contribution and income tax	322,499	65,339	(226,584)	161,254
Income tax and social contribution and deferred	(93,946)	(22,782)	59,444	(57,284)
Social Contribution	(24,869)	(9,166)	15,735	(18,300)
Income tax	(69,077)	(25,460)	43,709	(50,828)
Deferred taxes		11,844		11,844
Net Result for the period	228,553	42,557	(167,140)	103,970

Marketletter – March 2011

	Parent Company
	03/31/2010
	Generation	Transmission	Commercialization	Total
Net operating revenues	743,297	454,546	387,841	1,585,684
Cost of electric energy	(111,166)	-	(499,149)	(610,315)
Electric Energy purchased for resale			(499,149)	(499,149)
Charge on the use of Electric grid	(111,166)			(111,166)
Construccio cost		(27,893)		(27,893)
Operating Expenses	(238,256)	(232,880)	(8,315)	(479,451)
Personnel	(87,184)	(146,466)	(5,060)	(238,710)
Material	(2,585)	(10,004)	(85)	(12,674)
Third party services	(40,802)	(70,798)	(2,869)	(114,469)
Financial compensation for the use of hydro resources	(47,958)		(55)	(48,013)
Depreciation and amortization	(56,993)	(743)	(115)	(57,851)
Supervision tax for electric energy services	(2,411)	(2,431)	(13)	(4,855)
Use of public goods
Taxes	(323)	(2,438)	(118)	(2,879)
Cost of electric energy service	(349,422)	(260,773)	(507,464)	(1,117,659)
Gross operating income (losses)	393,875	193,773	(119,623)	468,025
Operating expenses
Provision for credits of questionable liquidation	(1,471)			(1,471)
Provisions for risks with fiscal, labor and civil litigation	(17,711)	(36,025)	(1,097)	(54,833)
Other expenses	(21,587)	(24,199)	(2,054)	(47,840)
	(40,769)	(60,224)	(3,151)	(104,144)
Service Result	353,106	133,549	(122,774)	363,881
Other Revenue / Expenses	(608)	(95)	33	(670)
Result on the Equity Method	(7,445)	-	-	(7,445)
Financing Result	(13,598)	(26,680)	(8,056)	(48,334)
Financing revenue	15,169	27,096	2,871	45,136
Financing expenses	(28,767)	(53,776)	(10,927)	(93,470)
Result before social contribution and income tax	331,455	106,774	(130,797)	307,432
Income tax and social contribution and deferred	(114,360)	(50,514)	51,780	(113,094)
Social Contribution	(28,965)	(12,801)	13,097	(28,669)
Income tax	(80,413)	(35,512)	36,427	(79,498)
Deferred taxes	(4,982)	(2,201)	2,256	(4,927)
Net Result for the period	217,095	56,260	(79,017)	194,338

Marketletter – March 2011

	Consolidated
	03/31/2011
	Generation	Transmission	Commercialization	Total
Net operating revenues	850,492	525,000	385,503	1,760,995
Cost of electric energy	(92,345)	666	(612,941)	(704,620)
Electric Energy purchased for resale	19,617	-	(612,941)	(593,324)
Charge on the use of Electric grid	(111,962)	666	-	(111,296)
Construccio cost	-	(44,698)	-	(44,698)
Operating Expenses	(278,813)	(277,524)	(7,313)	(563,650)
Personnel	(84,986)	(158,239)	(4,794)	(248,019)
Material	(4,088)	(27,888)	(32)	(32,008)
Third party services	(42,235)	(84,983)	(2,339)	(129,557)
Financial compensation for the use of hydro resources	(42,940)	-	-	(42,940)
Depreciation and amortization	(67,611)	(1,745)	(112)	(69,468)
Supervision tax for electric energy services	(2,242)	(2,595)	(14)	(4,851)
Use of public goods	(33,733)	-	-	(33,733)
Taxes	(978)	(2,074)	(22)	(3,074)
Cost of electric energy service	(371,158)	(321,556)	(620,254)	(1,312,968)
Gross operating income (losses)	479,334	203,444	(234,751)	448,027
Operating expenses
Provision for credits of questionable liquidation	(1,552)	-	-	(1,552)
Provisions for risks with fiscal, labor and civil litigation	(11,797)	(20,814)	(675)	(33,286)
Other expenses	(26,022)	(20,221)	(2,743)	(48,986)
	(39,371)	(41,035)	(3,418)	(83,824)
Service Result	439,963	162,409	(238,169)	364,203
Other Revenue / Expenses	(12,273)	(1,202)	(271)	(13,746)
Result on the Equity Method	8,283	(9,167)	-	(884)
Financing Result	(107,739)	(87,046)	11,858	(182,927)
Financing revenue	10,321	1,917	44,983	57,221
Financing expenses	(118,060)	(88,963)	(33,125)	(240,148)
Result before social contribution and income tax	328,234	64,994	(226,582)	166,646
Income tax and social contribution and deferred	(97,495)	(24,625)	59,444	(62,676)
Social Contribution	(26,332)	(9,392)	15,735	(19,989)
Income tax	(71,816)	(26,038)	43,709	(54,145)
Deferred taxes	653	10,805	-	11,458
Net Result for the period	230,739	40,369	(167,138)	103,970

Marketletter – March 2011

	Consolidated
	03/31/2010
	Generation	Transmission	Commercialization	Total
Net operating revenues	774,118	462,071	387,841	1,624,030
Cost of electric energy	(115,337)	566	(499,149)	(613,920)
Electric Energy purchased for resale	(2,526)	-	(499,149)	(501,675)
Charge on the use of Electric grid	(112,811)	566	-	(112,245)
Construccio cost	-	(31,564)	-	(31,564)
Operating Expenses	(242,895)	(234,208)	(8,315)	(485,418)
Personnel	(88,078)	(146,893)	(5,060)	(240,031)
Material	(3,600)	(10,013)	(85)	(13,698)
Third party services	(39,167)	(71,670)	(2,869)	(113,706)
Financial compensation for the use of hydro resources	(47,958)	-	(55)	(48,013)
Depreciation and amortization	(61,268)	(745)	(115)	(62,128)
Supervision tax for electric energy services	(2,411)	(2,448)	(13)	(4,872)
Use of public goods
Taxes	(413)	(2,439)	(118)	(2,970)
Cost of electric energy service	(358,232)	(265,206)	(507,464)	(1,130,902)
Gross operating income (losses)	415,886	196,865	(119,623)	493,128
Operating expenses
Provision for credits of questionable liquidation	(1,471)	-	-	(1,471)
Provisions for risks with fiscal, labor and civil litigation	(17,711)	(36,025)	(1,097)	(54,833)
Other expenses	(23,745)	(24,227)	(2,054)	(50,026)
	(42,927)	(60,252)	(3,151)	(106,330)
Service Result	372,959	136,613	(122,774)	386,798
Other Revenue / Expenses	(608)	136	33	(439)
Result on the Equity Method	-	-	-	-
Financing Result	(41,447)	(27,313)	(8,056)	(76,816)
Financing revenue	17,831	27,364	2,871	48,066
Financing expenses	(59,278)	(54,677)	(10,927)	(124,882)
Result before social contribution and income tax	330,904	109,436	(130,797)	309,543
Income tax and social contribution and deferred	(116,100)	(50,885)	51,780	(115,205)
Social Contribution	(32,845)	(12,885)	13,097	(32,633)
Income tax	(78,273)	(35,799)	36,427	(77,645)
Deferred taxes	(4,982)	(2,201)	2,256	(4,927)
Net Result for the period	214,804	58,551	(79,017)	194,338

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	2011	2010	2011	2010
Net income for the period	161,254	307,432	166,644	309,543
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	55,575	57,851	69,711	62,876
Monetary and currency variation	19,524	7,544	47,763	30,344
Income from financial investment	(7,350)	(9,273)	(9,335)	(9,636)
Financing charges	89,491	40,473	122,743	47,511

Equity Method

	20,907	7,445	884	1,625
Provision for credit of questionable liquidation	1,552	1,471	1,552	1,471
Provisions for risks with fiscal, labor and civil litigation	33,286	54,833	33,286	54,833
Reversal of provision for reduction of the recoverable value of assets (impairment)	-	-	-	-
Result of operations with derivative financial instruments	-	-	60	-
Reversal of provision for loss on investments	-	-	-	-
Reversion – operational provisions	-	-	-	-

Provision for complementary pension fund

	-	19,211	-	19,211
Write-off of fixed assets	(363)	-	(363)	5
Investment shareholder participation - losses	-	-	-	-
Provision for investment losses	-	-	-	-
RGR - charges	16,628	47,795	16,628	47,795
Income participation	-	-	-	-
Other retirement benefits	-	-	-	-
Actuarial provision - retirement benefits	-	-	-	-
Reversion - actuarial provision - retirement benefits	-	-	-	-
Others	-	-	23,484	(444)
Subtotal	390,504	534,782	473,057	565,134
Variation in operating assets / liabilities	34,030	(118,486)	11,301	(119,467)
Payment of financial charges	(89,339)	(56,848)	(89,339)	(56,848)
Payment of RGR charges	(51,602)	(30,843)	(51,602)	(30,843)
Financial charges receivable	3,023	5,035	3,023	5,035
Payment of income tax and social contribution	(111,568)	(44,756)	(116,544)	(50,202)
Collaterals and linked deposits	(6,422)	(53,302)	(7,241)	(53,726)
Related parties	-	-	894	(205)
Renegotiated energy credits-received	45,984	39,571	45,984	39,571
Payment of income participation	-	-	-	-
Subtotal	(209,924)	(141,143)	(214,825)	(147,218)
Net cash of operational activities	214,610	275,153	269,533	298,449
Financing Activities
Loans and financing obtained	179,992	-	433,505	242,814
Loans and financing payable - principal	(29,285)	(6,815)	(46,806)	(25,506)
Payment of shareholders remuneration	-
Amount received on debentures	-	-	-	-
Payment of shareholders remuneration	-	-	-	-
Payment of refinanced taxes and social contribution - principal	(17,883)	(27,135)	(17,883)	(27,135)
Funding payment	(8,794)	(43,560)	(8,794)	(43,560)
Complementary security fund payment – debt (FRG)	(54,691)	(46,778)	(54,691)	(46,778)
Others	-	2,671	(1,843)	1,565
Net cash of financing activities	69,339	(121,617)	303,488	101,400
Investment Activities
Loans and financing - granted	(11,231)	-	(14,860)	-
Loans and financing granted - receivable	538	33,632	538	33,632
Fixed income and equities	-	-	(23,837)	26
Acquisition of financial assets	(6,566)	-	(32,443)	(3,611)
Acquisition of property, plant and equipment	(101,590)	(143,117)	(561,461)	(406,897)
Acquisition of intangible assets	(2,355)	(5,739)	(2,718)	(5,749)
Acquisition of equity participation investment	(165,522)	(37,725)	11,237	(30,880)
Investment receivables	-	-	-	-
Others	-	-	(56)	-
Net cash of investment activities	(286,726)	(152,949)	(623,600)	(413,479)
Total of cash effects	(2,777)	587	(50,579)	(13,630)
Cash and cash equivalent – beginning of period	5,222	13,273	457,670	411,371
Cash and cash equivalent – end of period	2,445	13,860	407,091	397,741
	(2,777)	587	(50,579)	(13,630)

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated MWh	Beginning of operation	End of concession
			1st qrt/11
Hydroelectric
Integral Participation
Furnas	1,216	598	1,419,915	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,221,629	1969	07/07/2015
Mascarenhas de Moraes	476	295	790,614	1973*	10/31/2023
Porto Colômbia	320	185	554,585	1973	03/16/2017
Marimbondo	1,440	726	2,027,792	1975	03/07/2017
Itumbiara	2,082	1,015	1,027,607	1980	02/26/2020
Funil	216	121	385,981	1969*	07/07/2015
Corumbá I	375	209	684,869	1997	11/29/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1,275	671	503,182	1998	05/07/2011
Manso (70%)	212	92	150,812	2000	02/09/2035
• SPC
Peixe Angical (40%)	452	271	~~-~~	2006	11/06/2036
Baguari (15%)	140	80.2	~~-~~	2009	08/14/2041
Retiro Baixo (49%)	82	38,5	~~-~~	2010	08/14/2041
Serra do Facão (49,5%)	212.58	182.4	~~-~~	2010	11/06/2036
Foz do Chapecó (40%) **	855	432.0	~~-~~	2010	11/06/2036
Thermal
Integral Participation
Santa Cruz	932	733	13,801	1967	07/07/2015
Roberto Silveira (Campos)	30	21	9,641	1977*	07/20/2027***
São Gonçalo (out of operation)	-	-	-		Extension denied****

Note: Energy generated (MWh) – includes 100% of the energy of plants atotally owned by Eletrobras and only the percentage of Furnas in the case of partnerships, like HEP Serra da Mesa and Manso. In case of SPC -  HEP Peixe Angical, Baguari, Retiro Baixo, Serra do Facão e Foz do Chapecó – the generated energy belongs 100% to the SPE Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Serra do Facão Energia.

*Date of incorporation to Furnas

**Turbines 1, 2 and 3 started operating on 10.14.2010, 11.23.2010 and 12.30.2010, respectively. Turbine 4 started operatind on 03.12.2011.

***Granted an extension of the concession period of UTE for over 20 years, as MME paragraph 30 of 28.01.2011

****Decision of Ministry of Mines and Energy (MME) yet to be published in the Diário Oficial da União.

Electric energy purchased for resale

Eletrobras System

1st qrt/11
MWh	3,299,772
R$ million	480.05

Other

1st qrt/11
MWh*	918,425
R$ million	121.17

Total

1st qrt/11
MWh	4,218,197
R$ million	601.22

*Includes the purchase of energy from SPE Serra do Facão Energia, as of July of 2010 until December of 2011.

Energy sold

Eletrobras System

Sales Model	1st qrt/11
	R$ million	MWh
Through auction	40.38	482,295
Through free market agreements or bilateral contracts	-	-
Total	40.38	482,295

Others

Sales Model	1st qrt/11
	R$ million	MWh
Through auction	1,059.64	12,407,501
Through free market agreements or bilateral contracts	96.27	968,492
Total	1,155.91	13,375,993

Total

Marketletter – March 2011

Sales Model	1st qrt/11
	R$ million	MWh
Through auction	1,100.02	12,889,796
Through free market agreements or bilateral contracts	96.27	968,492
Total	1,196.29	13,858,288

Losses in generation - %

1st qrt/11
3

Losses in transmission - %

4th qrt/10
3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 03/31/11

Concession Area	OBS	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1		322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2		323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3		331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1		265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2		264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3		272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1		305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2		304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3		312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV		2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1		792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2		820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV		1,612.0
Adrianópolis - Cachoeira Paulista 1		171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende		115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende		56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3		177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú		55.0	500	12.15.77	07.07.2015
Adrianópolis - São José		33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista		103.0	500	06.04.77	07.07.2015
Angra - Zona Oeste *		97.5	500	03.14.11	07.07.2015
Grajaú - Zona Oeste *		79.0	500	03.14.11	07.07.2015
Angra - Grajaú		155.0	500	12.21.98	07.07.2015
Angra - São José		133.0	500	12.21.98	07.07.2015
Araraquara - Campinas		171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas		176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas		223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá		53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté		83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna		112.0	500	03.10.03	07.07.2015
Gurupi - Miracema		255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão		166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha		172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1		195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2		194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá		139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi		256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1		249.0	500	03.09.98	07.07.2015
Serra da Mesa - Samambaia 2		248.5	500	01.23.99	07.07.2015
Tijuco Preto - Taubaté		13.0	500	03.29.84	07.07.2015
Ibiúna - Bateias Circuito 1		332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2		332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV		4,570.5
Adrianópolis - Itutinga 1		199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2		199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1		38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2		38.0	345	08.24.70	07.07.2015
Adrianópolis - Venda das Pedras *		107.0	345	11.29.10	07.07.2015
Macaé - Venda das Pedras *		122.0	345	11.29.10	07.07.2015
Adrianópolis - Macaé *		177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1		157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2		155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos		88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas		126.0	345	10.03.72	07.07.2015
Campos - Macaé 1		89.0	345	11.18.01	07.07.2015
Campos - Macaé 2		89.0	345	09.16.02	07.07.2015
Campos - Macaé 3		90.0	345	06.02.10	03.03.2035
Campos - Viana		199.0	345	12.19.05	07.07.2015
Viana - Vitória		26.0	345	12.19.05	07.07.2015
Campos - Vitória		224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul		254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara		79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1		198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2		199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes		104.0	345	05.15.68	07.07.2015
Furnas - Estreito		112.0	345	02.28.70	07.07.2015
L.C.Barreto - Estreito 2		24.0	345	02.28.70	07.07.2015
Furnas - Pimenta		66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1		131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2		131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1		75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2		75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste		30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1		182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2		184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1		97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2		97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1		180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2		180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia		201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito		13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1		24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1		198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2		197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande		112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia		77.0	345	10.25.75	07.07.2015
Mogi - Nordeste		20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas		204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória		383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro		198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande		45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1		12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2		15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV		6,220.5
Barro Alto - Niquelândia		87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2		13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus		107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes		40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1		13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto		132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)		208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2		202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2		240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis		257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1		240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1		175.0	230	12.20.86	07.07.2015
Serra da Mesa - Niquelândia		105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2		20.0	230	09.04.73	07.07.2015
Manso - Nobres		66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV		1,949.0
Adrianópolis - Cepel 1		1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2		1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1		48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2		48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1		19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2		20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3		20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)		34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga		34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz		96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2		105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1		106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2		106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão		110.0	138	02.10.73	07.07.2015
Campos - Iriri		97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão		13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1		105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco		10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos		24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto		16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares		28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN		33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar		44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)		36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar		20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto		13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2		174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1		108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2		108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.0	138	12.15.67	07.07.2015
Santa Cruz - TKCSA		2.5	138	12.15.67	07.07.2015
TKCSA - ZIN - Cosmos		14.5	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1		20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2		13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá		38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1		14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2		14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN		5.0	138	11.24.72	07.07.2015
São José - Imbariê 1		18.0	138	12.19.98	07.07.2015
São José - Imbariê 2		18.0	138	12.20.98	07.07.2015
São José - Magé 1		46.0	138	06.17.01	07.07.2015
São José - Magé 2		46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1		1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2		1.0	138	07.24.87	07.07.2015
Manso - Nobres		70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV		2,204.0
Eletrodo de Terra - Foz do Iguaçu 1		16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2		15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1		67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2		67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV		165.0
Total		19,419.0

Marketletter – March 2011

*     TL Angra – Grajaú (155.0 km) was split at Zona Oeste, giving rise to the TL’s Angra – Zona Oeste (97.5 km) and Grajaú – Zona Oeste (79.0 km), with extensions of 10.5 and 11 Km.

Average price – R$/MWh

1st qrt/11
86,32

Main investments - R$ million

Project	1st qrt/11
Transmission	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	16.1	7.4
Transmission System Itaipu – SP – Reforços Torres	0.3	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.3	0.1
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	11.2	1.3
Installation of Transmission System Mascarenhas - Linhares	6.5	0.3
Reinforcement of Transmission System RJ and ES	14.1	4.2
Reinforcement of Transmission System SP and MG	30.9	13.3
Reinforcement of Transmission System GO - MT - DF	17.2	4.4
Transmission System maintenance	22.4	5.1
Subtotal	119.0	36.1
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	13.3	0.1
Installation of HPU Batalha (Paulista)	45.6	20.0
Installation of HPU Simplício and SHU Anta	116.1	51.2
Modernization of HPU Furnas (MG)	12.8	1.4
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	13.3	3.5
Modernization HPU Funil	0.0	0.0
Modernization HPU Porto Colômbia	0.0	0.0
Generation System maintenance	5.8	2.9
Subtotal	206.9	79.1
Other
Maintenance of real estate	4.6	1.5
Maintenance of real estate, vehicles, machinery and equipment	6.7	1.9
Maintenance of info technology assets	7.5	4.4
Environmental preservation and conservation of generation and transmission	7.3	0.7
Subtotal	26.1	8.5
Total	352.0	123.7

New investments

Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for turbine 1 - 05/2012 turbine 2 - 06/2012	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: turbine 1 - 08/2011 Machine 2 - 10/2011 turbine 3 - 12/2011 Anta: turbine 1 – 01/2012 turbine 2 – 02/2012	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan
**The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla), Total of investment under examination for presentation and approval by the Board of Directors of Furnas.

Marketletter – March 2011

Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Tijuco Preto – Itapeti and TL 345 kV Itapeti– Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 12.2011 and 10 months after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 06/2012	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67.2 Basis: Nov/09	99	Estimated for 07/2012	07.12.2040

 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s present business plan

**   The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterprise’s present business plan

*** Includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.,

**** Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract not yet signed.

Loans and Financing – R$ million

Local Currency

Creditor	03/31/11	Due	Obs.
Eletrobras - ECF 1713	51.05	03.30.2018
Eletrobras - ECF 2506	103.24	12.30.2018
Eletrobras - ECF 2717	19.13	12.30.2015
Eletrobras - ECF 2695	2.54	10.30.2014
Eletrobras - ECF 2776	328.84	06.30.2030
Eletrobras - ECF 2801	630.73	11.30.2029
Eletrobras - ECF 2815	2.27	11.30.2029	*
Eletrobras - ECF 2822	199.17	12.30.2030
Eletrobras - ECF 2882	409.10	12.30.2021	**
Fundação Real Grandeza	327.98	12.29.2012
Fundação Real Grandeza - Plano	242.19	12.01.2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.83	10.14.2011
Banco do Brasil S.A. - CCB 05/06/08	32.90	11.04.2011
Banco UBS Pactual S.A. - CCB 07/09	16.62	11.04.2011
Banco UBS Pactual S.A. - CCB 10/11/13	27.53	12.05.2011
Banco do Brasil S.A. - CCB 12	12.67	12.05.2011
Banco do Brasil S.A. - Contrato 093	108.98	10.25.2012
Caixa Econômica Federal	206.49	07.25.2012
Banco do Brasil S.A. - Contrato 099	82.95	10.15.2012
Banco da Amazônia S.A.	195.56	02.15.2013
BNDES – Simplício	900.38	07.15.2026	**
BNDES – Baguari	57.53	07.15.2026	**
BNDES - Batalha	179.48	12.15.2025	**

Obs.: *Contract for transfer of resources from RGR to Prefeitura de Jataí, in the scope of Projeto Reluz, in the disbursement phase.

**Contract in the disbursement phase.

Foreign Currency

Creditor	03/31/11	Due	Currency
Eletrobras - ECR 258/98	43.39	04.04.2018	US$
Eletrobras - ECR 261/98	222.64	04.04.2018	Yen

Contract obligations – R$ million

Marketletter – March 2011

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	4,098	3,332	2,939	2,731	2,497	2,325	2,137

Energy Purchase Contracts	1st qrt/11	2011	2012	2013	2014	2015	2016	After 2016
	GWh	4,135	3,985	3,941	3,941	8	8	8
	R$ million	589	566	560	560	1	1	1

Note: Includes energy purchased from Eletronuclear and HEU of Serra da Mesa, which expire in 2014, and HEU Manso expires in 2035.  It also considers the purchase of energy from SPE Serra do Facão Energia (Sefac), from July 2010 to December 2011.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation (%)	Investment R$MM	Other Shareholders (%)	Installed Capacity MW	Assured Energy (MW average)	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A. *	HEU Peixe Angical e LT Associada	40	2,052.16	Energias do Brasil - 60	452	271.0	-	06.27.2006	03.2002	06.11.2036
SPE Baguari Geração de Energia S.A.	HEU Baguari	**	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	14.08.2041
SPE Retiro Baixo Energética S.A.	HEU Retiro Baixo	49	389.0	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	14.08.2041
SPE Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	40	2,642.7 Basis: Dec/08	CPFL - 51 CEEE - 9	855	432.0	-	10.14.2010	03.2007	06.11.2036
SPE Serra do Facão Energia S.A.	HEU Serra do Facão	49.5	944.4 Basis: Oct/05	Alcoa - 35 DME - 10 Camargo Correa - 5.5	212.58	182.4	-	07.13.2010	02.2007	06.11.2036
SPE Madeira Energia S.A. ***	HEU Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura - 17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	12.15.2011	09.2008	13.06.2043
SPE Inambari Geração de Energia S.A.	HEU Inambari (Peru)	19.6	37.0 Basis: Oct/08 **	Construtora OAS - 51 Eletrobrás - 29.4	2,000
SPE Brasventos Eolo Geradora de Energia S.A. *****	EOL Rei dos Ventos 1	24.5	229.4 Base: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	07.30.2012		2046
SPE Rei dos Ventos 3 Geradora de Energia S.A. *****	EOL Rei dos Ventos 3	24.5	233.7 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	48.6	21	-	07.30.2012		2046
SPE Brasventos Miassaba 3 Geradora de Energia S.A. *****	EOL Miassaba 3	24.5	245.07 Basis: Dec/09	Eletronorte - 24.5 J. Malucelli – 51	50.4	22	-	07.30.2012		2046
Consórcio Teles Pires Energia Eficiente ******	HEU Teles Pires	24.5	3,723.9 Basis: Dec/10	Neoenergia - 50.1 Eletrosul - 24.5 Odebrecht - 0.9	1,820	957.4	-	Forecast: april/2015		Forecast: march/2046

Note: Energy generated (MWh): in the case of the Peixe Angical, bagueri, Retiro Baixo, Foz do Chapecó and Serra do Facão Hydro Plants the energy generated belongs totally to the Enerpeixe, Baguari Geração de Energia, Retiro Baixo Energética, Foz do Chapecó Energia and Serra do Facão Energia Special Purpose Companies.

For the projects in operation: the value of the investment, based on the position of the Balance Sheets of the Special Pupoose Companies, as at March 31, 2011 (sum of the net property, plant and equipment and the accrued depreciation).

For projects under construction: value of the estimated investment in the Special Purpose Company.

*   The Special Purpose Company Enerpeixe had a write-off of R$6.1 million due to the adjustment of CPC 27, in December 2010, cancelling some expenses which were included in Property Plant and Equipment.  The R$ 0,67 difference concerns the investments made in 2011.

** FURNAS owns 30.6% of Baguari Energia S.A. Special Purpose Company (partner: Cemig – 69.4%), which has a 49% participation in the Baguari Geração de Energia S.A. SPC.

*** SPC Madeira energia S.A. owns 100% of the Santo Antonio Energia S.A. SPC

**** Value refers only to the development of feasibility studies of the project.

***** Wind Energy Projects obtained at the Reserve Energy Auction – LER nº 003/2009.  On November 23, 2010 and March 03, 2011 were signed. Corporate restructuring awaiting approval from Aneel.

Marketletter – March 2011

****** Project concerning the Aneel Auction held on December 17, 2010.  Concession Contract should be signed by June 2011.

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	122.6	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	78.5	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	67.4	operating	Transminas - 41 Cemig – 24.5 Orteng – 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2 345 kV - 62,7 km	49	45.1	operating	Cemig – 51
Interligação Elétrica do Madeira S.A. (IE Madeira)	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	Forecast: Sept/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica do Madeira S.A. (IE Madeira)	Rectificated Station Rectificated CA/CC, 500/±600 kV, and Inverted Station CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Forecast: Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A.	Connecting Plants Biomass and Small Hydro Power (SHP) to SIN (3 TL and 3 SE 230 kV /10 TL and 5 SE 138 kV)	49	279.1 Basis: Nov/08	Forecast: LO Nov/2011	Delta – 25.5 J. Malucelli – 25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	Forecast: Apr/2012	J. Malucelli – 51.0
Transenergia Goiás S.A.	TL 230 kV Serra da Mesa - Niquelândia (100 km) and Niquelândia - Barro Alto (88 km)	49	70.3 Basis: Apr/09	Forecast: Mar/2012	J. Malucelli – 51.0
Goiás Transmissão S.A.	TL 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	349.2 Basis: Nov/09	Forecast: Jul/2012	J. Malucelli – 25.5 Desenvix – 25.5
MGE Transmissão S.A.	TL 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	247.01 Basis: Nov/09	Forecast: Jul/2012	J. Malucelli – 25.5 Desenvix – 25.5
Consorcio Caldas Novas *	SE Corumbá 345/138 kV - 2 x 75 MVA	49.9	25.9 Basis: Dec/2010	Forecast Concesion Contract Signture: Apr/2011	Desenvix Energias Renováveis- 25.05 Santa Rita Comércio e Instalações – 12.525 CEL Engenharia – 12.525

Note: Note: Due to the new accounting rules, the investment of the transmission projects in operation are now considered as the registered value of the financial asset which is indemnifiable, , on March 31, 2011.

For projects under construction: investment value estimated at the SPE,

ICG – transmission installation of generation for shared connection purposes,

IEG – installation of exclusive interest and individual characteristics of generation

 When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km

*Enterprise relating to Lot C of Aneel Auction No. 008, of 12.09.2010.

Number of employees

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
930	1,236	253	39	706	1,792	4,956

Department	Number of employees
Administrative	1,355
Operational	3,601

Complementary work force

Marketletter – March 2011

Contracted	Other
1,576	12

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company
Assets	03/31/11	03/31/10
Current Assets
Cash and banks	2,559	11,184
Open market investment	1,056,642	866,734
	1,059,201	877,918
Credits, values and realizables goods
Consumers and concessionaires	969,527	788,216
(-)Provision for credits of questionable liquidation	(88,765)	(70,521)
Taxes and contributions to recover	228,796	37,459
Personnel	25,731	22,086
Stored materials	94,237	79,054
Services in course	86,715	151,823
Collaterals and linked deposits	23,003	11,868
Financial assets - Allowed Annual Revenue	189,187	143,121
Others	72,556	60,216
	2,660,188	2,101,240
Non-Current Assets
Consumers and concessionaires	-	24,846
(-)Provision for credits of questionable liquidation	-	(1,287)
Fiscal credits – social contribution deferred	96,656	99,822
Fiscal credits – taxes deferred	200,348	245,570
Property and right for sale	11,107	11,491
Legal deposits	215,513	194,247
Collaterals and linked deposits	42,183	22,236
Financial assets - Allowed Annual Revenue	1,538,143	1,492,370
Financial asset indemnified	4,018,539	3,790,386
Others	31,758	25,099
	6,154,247	5,904,780
Investments	1,058,702	493,271
Property, plant and equipment	10,983,250	10,929,113
Intangible	30,279	30,418
	18,226,478	17,357,582
Total Assets	20,886,666	19,458,822

Marketletter – March 2011

	Parent Company
Liabilities	03/31/11	03/31/10
Current Liabilities
Suppliers	189,571	182,632
Payment-roll	9,326	7,966
Taxes and social contribution	167,446	170,191
Loans and financing	233,101	102,647
Debt charges	3,184	2,355
Income participation	91,240	72,145
Shareholders remuneration	447,166	195,305
Estimated obligations	111,259	96,871
Private security fund	32,064	85,233
Early retirement plan	-	268,064
Consumer charges to collect	43,051	41,830
Research & Development	54,908	54,616
Financial compensation for the use of hydro resources	36,529	34,305
Others	19,388	18,693
	1,438,233	1,332,853

Non-Current Liabilities
Taxes and social contribution	11,963	21,262
Fiscal debts	49,439	13,776
Loans and financing	448,308	536,003
Early retirement plan	326,176	310,643
Consumer charges to collect	23,358	14,580
Research & Development	142,196	127,248
Provisions for contingencies	756,462	615,163
Resources for capital increase	-	3,018,050
Others	5,247	7,722
	1,763,149	4,664,447

Stockholders’ Equity
Social Capital	7,720,760	4,539,557
Capital reserves	4,916,199	4,916,199
Income reserves	4,946,711	3,195,703
Other comprehensive income	(389,404)	(226,683)
Additional dividends	-	576,588
Accrued income	491,018	460,158
	17,685,284	13,461,522
Total Liabilities	20,886,666	19,458,822

Marketletter – March 2011

Statement of Income for the period ended on March 31,  by activity

(R$ thousand)

	Parent Company
	03/31/2011			03/31/2010
	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	178,659	-	178,659	176,695
Gross supply of electric energy	803,594	-	803,594	802,354
Transmission system and O & M	-	141,199	141,199	118,347
Short-term electric energy (CCEE)	61,635	-	61,635	5,433
Construction revenue	-	110,147	110,147	64,674
Financing revenue	-	141,672	141,672	175,138
Other operating revenues	983	3,002	3,985	1,902
	1,044,871	396,020	1,440,891	1,344,543
Deductions to Operating Revenue
Global Reversion Reserve	(19,484)	(8,746)	(28,230)	(12,564)
ICMS tax on electric energy sale	(20,661)	-	(20,661)	(19,510)
Service tax - ISS	(51)	(160)	(211)	(92)
Research and Development	(8,905)	(2,928)	(11,833)	(11,359)
Fuel consumption account - CCC	-	(28,374)	(28,374)	(18,269)
Energetic development account - CDE	-	(3,735)	(3,735)	(4,751)
PROINFA	-	(7,359)	(7,359)	(14,420)
PIS/PASEP	(16,697)	(2,642)	(19,339)	(18,909)
COFINS	(76,908)	(12,182)	(89,090)	(87,107)
	(142,706)	(66,126)	(208,832)	(186,981)
Operating Revenue	902,165	329,894	1,232,059	1,157,562
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	-	-	(6,873)
Charges on the use of electric grid	(187,144)	-	(187,144)	(196,162)
Cost with operation
Personnel	(18,371)	(55,429)	(73,800)	(55,920)
Material	(683)	(946)	(1,629)	(1,480)
Fuel for production of electric energy	(838)	-	(838)	(1,229)
Third party services	(2,525)	(9,513)	(12,038)	(10,471)
Financial compensation for the use of hydro resources	(55,141)	-	(55,141)	(52,165)
Depreciation and amortization	(85,839)	-	(85,839)	(86,998)
Inspection fee	(3,249)	(2,207)	(5,456)	(2,877)
Others	11,478	(1,636)	9,842	12,057
	(342,312)	(69,731)	(412,043)	(402,118)
Cost of service rendered to third parties	734	-	734	(545)
Construction costs	-	(110,147)	(110,147)	(64,674)
Gross operating income	560,587	150,016	710,603	690,225
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(3,540)	(620)	(4,160)	(3,378)
Consumers and concessionaires - losses	(4,672)	-	(4,672)	(4,178)
Free energy – losses	612	-	612	-
Other	(627)	(51)	(678)	(91)
Administrative and general expenses
Personnel	(20,177)	(72,773)	(92,950)	(97,339)
Material	(633)	(2,155)	(2,788)	(2,509)
Third party services	(8,933)	(15,868)	(24,801)	(21,396)
Depreciation and amortization	(12,365)	(6,150)	(18,515)	(16,784)
Provision for contingencies	(1,554)	(4,872)	(6,426)	(9,682)
Other	(5,121)	(11,944)	(17,065)	(6,677)
	(57,010)	(114,433)	(171,443)	(162,034)
Result of Service	503,577	35,583	539,160	528,191
Financial Revenue (Expense)
Income from financial applications	23,208	8,374	31,582	16,739
Monetary variation and arrears –energy sold	22,277	1,716	23,993	14,125
Other monetary variation – asset	199	603	802	483
Other financial revenues	17,434	9,908	27,342	12,901
PIS/Pasep/Cofins	(1)	(1)	(2)	-
Debt charges	(7,174)	(7,042)	(14,216)	(13,155)
Monetary variation on loans and financing	-	(568)	(568)	(862)
Other monetary variations – liability	(8)	(24)	(32)	(13)
Other financial expenses	(20,512)	(2,210)	(22,722)	(15,890)
	35,423	10,756	46,179	14,328
Other revenues (expenses)
Revenues	-	7	7	4
Expenses	(7)	(2)	(9)	(1)
	(7)	5	(2)	3
Operational Result	538,993	46,344	585,337	542,522
Social contribution	(48,652)	(2,839)	(51,491)	(48,458)
Income tax	(132,455)	(4,933)	(137,388)	(127,684)
Fiscal incentives	88,226	8,802	97,028	93,778
Net income for the period	446,112	47,374	493,486	460,158
Net income per share (R$)	8.65	0.92	9.57	11.03

Marketletter – March 2011

	Consolidated
Assets	03/31/11	03/31/10
Current Assets
Cash and banks	3,973	51,332
Open market investment	1,344,581	989,558
	1,348,554	1,040,890
Credits, values and realizables goods
Consumers and concessionaires	979,094	796,096
(-)Provision for credits of questionable liquidation	(88,765)	(70,521)
Taxes and contributions to recover	233,653	39,069
Personnel	25,743	22,096
Stored materials	94,237	79,054
Services in course	87,188	152,084
Collaterals and linked deposits	55,917	22,190
Financial assets - Allowed Annual Revenue	198,918	197,942
Financial assets - indemnified	58,854	-
Others	78,427	69,673
	3,071,820	2,348,573
Non-Current Assets
Consumers and concessionaires	-	24,846
(-)Provision for credits of questionable liquidation	-	(1,287)
Fiscal credits – social contribution deferred	102,657	102,562
Fiscal credits – taxes deferred	217,017	253,181
Property and right for sale	11,113	11,497
Legal deposits	220,452	194,247
Collaterals and linked deposits	44,079	32,812
Financial assets - Allowed Annual Revenue	1,925,525	1,868,502
Financial asset indemnified	4,310,842	3,790,386
Others	94,787	54,096
	6,926,472	6,330,842
Investments	69,255	65,250
Property, plant and equipment	12,253,947	11,475,856
Intangible	48,960	48,397
	19,298,634	17,920,345
Total Assets	22,370,454	20,268,918

Marketletter – March 2011

	Consolidated
Liabilities	03/31/11	03/31/10
Current Liabilities
Suppliers	273,887	230,890
Payment-roll	9,964	8,350
Taxes and social contribution	173,734	176,329
Loans and financing	486,735	189,248
Debt charges	8,216	14,906
Income participation	91,371	72,266
Shareholders remuneration	447,842	195,305
Estimated obligations	111,686	97,047
Private security fund	32,065	85,233
Early retirement plan	-	268,064
Consumer charges to collect	43,221	42,196
Research & Development	56,322	55,687
Financial compensation for the use of hydro resources	36,528	34,305
Others	24,442	24,439
	1,796,013	1,494,265

Non-Current Liabilities
Taxes and social contribution	36,141	27,517
Loans and financing	1,510,325	1,136,182
Fiscal debts	65,109	26,418
Early retirement plan	326,176	310,643
Consumer charges to collect	23,358	14,580
Research & Development	142,196	127,248
Provisions for contingencies	757,421	615,874
Concession to be paid	18,353	16,269
Resources for capital increase	-	3,018,050
Others	10,078	20,349
	2,889,157	5,313,130

Stockholders’ Equity
Social Capital	7,720,760	4,539,557
Capital reserves	4,916,199	4,916,199
Income reserves	4,946,711	3,195,703
Other comprehensive income	(389,404)	(226,683)
Additional dividends	-	576,589
Accrued income	491,018	460,158
	17,685,284	13,461,523
Total Liabilities	22,370,454	20,268,918

Marketletter – March 2011

	Consolidated
	03/31/11	03/31/10
Operating Revenue
Supply of electric energy	178,659	176,695
Gross supply of electric energy	803,594	802,354
Transmission system and O & M	141,453	118,584
Short-term electric energy (CCEE)	61,635	5,433
Construction revenue	199,962	67,514
Financing revenue	161,158	191,390
Other operating revenues	7,671	3,677
	1,554,132	1,365,647
Deductions to Operating Revenue
Global Reversion Reserve	(28,651)	(12,975)
ICMS tax on electric energy sale	(20,661)	(19,510)
Service tax - ISS	(211)	(105)
Research and Development	(11,987)	(11,506)
Fuel consumption account - CCC	(28,374)	(18,269)
Energetic development account - CDE	(3,735)	(4,751)
PROINFA	(7,358)	(14,420)
PIS/PASEP	(20,213)	(19,058)
COFINS	(93,116)	(87,792)
	(214,306)	(188,386)
Net Operating Revenue	1,339,826	1,177,261
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	(6,873)
Charges on the use of electric grid	(187,144)	(196,162)
Cost with operation
Personnel	(74,178)	(56,372)
Material	(1,830)	(1,527)
Fuel for production of electric energy	(838)	(1,229)
Third party services	(10,744)	(11,074)
Financial compensation for the use of hydro resources	(55,141)	(52,165)
Depreciation and amortization	(85,841)	(87,448)
Inspection fee	(5,538)	(2,949)
Others	9,770	12,001
	(411,484)	(403,798)
Construction costs	(193,149)	(66,808)
Cost of service rendered to third parties	734	(545)
Gross operating income	735,927	706,110
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(4,160)	(3,378)
Consumers and concessionaires - losses	(4,672)	(4,178)
Free energy – losses	612	-
Other	(679)	(91)
Administrative and general expenses
Personnel	(95,002)	(99,013)
Material	(2,852)	(2,524)
Third party services	(27,575)	(22,271)
Depreciation and amortization	(18,528)	(16,786)
Provision for contingencies	(6,428)	(9,682)
Other	(18,245)	(7,327)
	(177,529)	(165,250)
Result of Service	558,398	540,860
Financial Revenue (Expense)
Income from financial applications	34,498	17,088
Monetary variation and arrears –energy sold	23,993	17,578
Other monetary variation – asset	802	483
Other financial revenues	12,728	5,719
PIS/Pasep/Cofins	(2)	-
Debt charges	(17,398)	(16,494)
Monetary variation on loans and financing	(568)	(3,671)
Other monetary variations – liability	(32)	(13)
Other financial expenses	(25,885)	(18,188)
	28,136	2,502
Other revenues (expenses)
Revenues	10	127
Expenses	(9)	(3)
	1	124
Operational Result	586,535	543,486
Social contribution	(52,216)	(49,037)
Income tax	(139,261)	(129,343)
Fiscal incentives	98,428	95,052
Net income for the period	493,486	460,158
Net income per share (R$)	9.57	10.40

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Net income for the period	585,337	542,522	586,535	543,487
Expenses (revenues) not affecting cash
Depreciation and amortization	104,354	103,782	104,369	104,234
Net monetary and currency variations	(7,338)	(2,465)	(7,338)	(2,465)
Shareholders equity	(16,847)	(10,585)	(3,946)	156
Provision for contingencies	6,426	9,682	6,428	9,682
Construction revenue	(110,147)	(64,674)	(199,962)	(67,514)
Financial income	(141,672)	(175,138)	(161,158)	(191,390)
Financial charges	14,216	13,155	19,685	22,394
Pension plan - actuarial adjustment	(53,355)	(6,054)	(53,355)	(6,054)
Others	(12,420)	(14,474)	(12,418)	(13,529)
	368,554	395,751	278,840	399,001
Financial charges paid to shareholders and related parties	(2,800)	(5,013)	(2,800)	(5,013)
Financial charges paid to financial institutions and other parties	(16,173)	(11,653)	(19,554)	(12,498)
Private security fund	(16,821)	(70,194)	(16,821)	(70,194)
Payment of taxes and social contributions payment	(207,530)	(157,645)	(207,530)	(157,704)
Legal linked deposits	1,044	(3,468)	(427)	(3,468)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	(27,213)	(70,458)	(30,444)	(67,509)
Stored materials	(2,674)	(1,279)	(2,674)	(1,279)
Taxes and contributions to recover	(54,428)	(29,918)	(58,746)	(39,546)
Advances to employees	(8,882)	(5,348)	(8,874)	(5,353)
Collaterals and linked deposits	(12,054)	(2,554)	290	(3,325)
Fiscal credits	11,538	(5,810)	9,422	(2,256)
Services in course	(6,073)	(6,775)	(6,273)	(6,857)
Suppliers	(79,021)	(73,888)	(84,449)	(54,973)
Estimated obligations	(10,195)	978	(9,919)	1,034
Consumer charges to collect	(11,321)	(16,501)	(11,386)	(16,912)
Research & Development	7,436	7,109	7,525	7,039
Financial compensation for utilization of hydro resources	2,091	(3,266)	2,090	(3,266)
Provision for contingencies	1,871	6115	1,869	6,826
Other operating assets and liabilities	15,731	824	5,838	(2,691)
	(415,474)	(448,744)	(432,863)	(437,943)
Total of operating activities	(46,920)	(52,993)	(154,023)	(38,942)
Investment Activities
Application in property, plant and equipment	(76,809)	(61,413)	(270,567)	(149,090)
Application in intangible assets	(633)	(804)	(1,054)	(804)
Financial asset indemnified	182,043	220,087	210,723	235,193
Permanent shareholding participations	(256,572)	(4,900)	-	-
Property, plant and equipment and intangible discharges	1,002	954	1,002	954
Other	-	(114)	1,262	(34,127)
	(150,969)	153,810	(58,634)	52,126
Financing Activities
Loans and financing obtained in the long-term	5,805	6,284	111,431	82,168
Payments of short-term instalments of long-term loans and financing	(10,418)	(25,341)	(25,200)	(28,049)
Others	-	-	13,501	(6,616)
	(4,613)	(19,057)	99,732	47,503
Total of cash effects	(202,502)	81,760	(112,925)	60,688
Cash and cash equivalent – beginning of period	1,261,703	796,158	1,461,478	980,202
Cash and cash equivalent – end of period	1,059,201	877,918	1,348,553	1,040,890
Cash variation	(202,502)	81,760	(112,925)	60,688

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh	Beginning of operation	End of concession
			1st qrt/11
Funil	30.00	14.73	11,880.228	Mar/62	7/7/2015
Pedra	20.00	6.84	2,580.949	Apr/78	7/7/2015
Araras	4.00	-	0.005	Feb/67	7/7/2015
Curemas	3.52	1.90	2,659.449	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,140,821.501	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	947,669.834	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,849,809.123	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	392,128.880	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4,608,670.268	Apr/94	10/2/2015
Piloto	2.00	-	0.000	Feb/49	7/7/2015
Camaçari	346.80	229.80	331.995	Feb/79	8/10/2007

Energy settled through CCEE

1st qrt/11
MWh	2,930,354.04
R$ million	61.63

Energy sold

Sale	1st qrt/11
	R$ million	MWh
Industrial supply	178.09	1,605,432.81
Energy supply
Eletrobras System
CGTEE	26.70	126,295.00
CEAL	14.92	152,717.86
CEPISA	11.03	149,221.55
Other	751.51	10,188,235.47
Total	982.25	12,221,902.68

Fuel for production of electric energy

		1st qrt/11
Type	Metric unit	Quantity	R$ million
Natural gas	m³	106,584	0.113
Diesel oil	L	-	0.725

Losses in generation - %

1st qrt/11
2.63

Extension of transmission lines (km) – 03/31/11

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PARAISO - AÇU II	135.00	230	sep/10	6/14/2037
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,792.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,723.42

Marketletter – March 2011

Average tariff – R$/MWh

1st qrt/11
79.14

Main investments - R$ million

Project	1st qrt/11
Transmission	41.79
Extension of the Northeast Transmission System	15.61
Reinforcement and improvement of the transmission system	16.35
Maintenance of transmission system	6.30
SUAPE II / SUAPE III - enterprise	3.53
Generation	6.38
Maintenance of generation system	5.37
Casa Nova (wind energy)	1.01
Resettlement of Itaparica	24.93
Infra-structure	4.34
Real Estate	1.16
Maintenance of equipment/vehicles/furniture	0.77
Maintenance of info assets.	2.41
Total	77.44

New investments

Transmission

Project	State	Total	Extension of the lines - Km	Beginning of Operation	End of concession
		Investment R$ million
TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	02/28/2013	10/16/2038
TL 230 kV Funil/Itapebi C3	BA	49.3	198	11/30/2011	04/20/2037
TL 230 kV Ibicoara/Brumado C1	BA	82	95	04/30/2011	06/14/2037
TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	10/25/2011	03/17/2038
TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	07/15/2011	06/14/2037
SE Suape II 500/230 kV and SE Suape III 230/69 kV, with sectioning TL 500 kV Messias/Recife II C1 and 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv	10/28/2011	01/28/2039
			10.8 km CD 230 kV
TL 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	02/28/2013	08/03/2039
TL 230 KV Pau Ferro - Santa Rita II	PE, PB, AL, RN	148.28	116.3	05/03/2012	08/03/2039
TL 230 KV Paulo Afonso III - Zebu
SE 230/69KV - 300 MVA - Santa Rita II
SE 230/69KV - 200MVA - Zebu
SE 230/69KV - 300MVA - Natal III
TL 500 KV associated with SE Camaçari IV	BA	80.84	2	05/12/2012	07/12/2040
SE 500/230KV - 2400 MVA - Camaçari IV

Marketletter – March 2011

Generation

Project	State	Total Investment R$ million	Installed Capacity MW	Assured energy MW	Beginning of Operation	End of concession
Parque Eólico Casa Nova (*)	Bahia	800	180 MW	61.4	jan/2013	feb/2046

(*) Purpose of the Second Auction of Alternative Sources, held on August 26, 2010. Concession granting scheduled for April 30, 2011.

Loans and Financing – R$ million

Creditor	Balance on 03/31/11	Date due	Currency
ELETROBRAS
ECF-2561/2009	141.58	09/30/2018	R$
ECF-2684/2008	0.62	05/30/2015	R$
ECF-2685/2008	0.37	05/30/2016	R$
ECF-2619/2007	3.47	02/28/2017	R$
ECF-2622/2007	2.74	04/30/2016	R$
ECF-2648/2007	0.57	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.24	02/16/2012	R$
Banco do Brasil - 343.400.338	147.51	02/16/2012	R$
Banco do Brasil - 343.400.342	14.87	02/26/2012	R$
Banco do Brasil - 343.400.348	16.01	03/26/2012	R$
Banco do Brasil - 343.400.353	16.33	04/26/2012	R$
Banco do Brasil - 343.400.359	16.20	05/26/2012	R$
Banco do Brasil - 343.400.363	16.09	06/26/2012	R$
Banco do Brasil - 343.400.367	11.79	07/26/2012	R$
Banco do Nordeste - Maq/Equip/Benf	272.29	06/30/2020	R$
Banco do Nordeste - Finame (PSI-BK)	9.91	02/15/2020	R$
TOTAL GERAL	684.59

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation %	Enterprise Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51.00	2011	2007	2042
						Eletronorte	24.50
ESBR Participações S.A.	UHE Jirau	3,300 MW	1.975.40	20.0	12,560.0	Suez Energy Ltda	50.10	2013	2008	2043
						Camargo Correa	9.90
						Eletrosul	20.00
Norte Energia S.A.	UHE Belo Monte	11,233.1MW	4.571.00	15.0	25,000.0	Eletrobras	15.00	2014	2010	2044
						Eletronorte	19.98
						Construtora Queiroz Galvão	2.51
						Contern Construções	1.25
						Petros	10.00
						Cetenco Engenharia	1.25
						Galvão Engenharia	1.25
						J. Malucelli Construtora	1.00
						Mendes Junior Trading	1.25
						Serveng - Civilsan	1.25
						J. Malucelli Energia	0.25
						Gaia Energia	9.00
						Caixa FI Cevix	5.00
						Sinobras	1.00
						Funcef	2.50
						Construtora OAS	2.51
						Bolzano Participa-ções	10.00
São Pedro do Lago S.A.	EOL São Pedro do Lago	28.8 MW	13.5	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046
Pedra Branca S.A	EOL Pedra Branca	28.8 MW	12.2	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046
Sete Gameleiras S.A.	EOL Sete Gameleiras	28.8 MW	12.6	49.0	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046

Marketletter – March 2011

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/	546 km	49.0	516.2	Alusa	51.0	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A.	TL (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12.0	500.0	Fundo de Investimentos em Participações Brasil Energia – FIP	51.0	X
					Eletronorte	37.0
Manaus Transmissora de Energia S.A.	TL - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,421.36	Eletronorte	30.0		X
	TL- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV and SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	TL - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, CC, +/- 600kV	2,375 km	24.5	2,975.1	Furnas	24.5		X
	Rectificated Station Rectificated Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51.0
	Inverted Station Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
TDG - Transmissora Delmiro Gouveia S.A.	TL - São Luiz II / São Luiz III (MA), 230 kv	96	49	244.79	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Marketletter – March 2011

Number of employees

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
649	851	133	1	1,204	2,476	5,314

Department	Number of employees
Field	3,309
Administrative	2,005

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	03/31/11	12/31/10	03/31/11	12/31/10
Current Assets
Cash and banks	544,393	717,577	849,831	844,287
Accounts receivable	917,217	857,366	739,402	722,792
Accounts receivable from related parties	531,959	467,320	537,113	432,320
Compensation rights	388,714	287,729	388,714	337,521
Debtors	42,838	38,301	48,548	43,070
Derivative financial instruments	377,730	283,220	377,730	284,488
Concession financial assets	540,254	540,254	595,398	572,708
Stored materials	78,006	81,611	80,970	84,731
Other credits	72,279	78,606	133,323	75,336
	3,493,390	3,351,984	3,751,029	3,397,253
Non-Current Assets
Long-term Assets
Accounts receivable from related parties	25,802	27,687	50,175	51,513
Legal deposits	394,699	388,969	398,832	393,007
Debtors	32,347	44,727	35,267	47,545
Derivative financial instruments	374,880	297,020	374,880	297,916
Concession financial assets	4,135,510	4,142,809	5,664,326	5,546,463
Deferred Taxes	13,563	160,353	98,171	202,676
Other credits	8,367	8,410	9,760	16,835
Property for sale	73,868	73,868	73,886	73,886
Advance for shareholding	569,807	564,130	5,569	7,763
	5,628,843	5,707,973	6,710,866	6,637,604
Investments	908,569	684,638	183,611	175,359
Property, plant and equipment	9,339,657	9,459,024	9,413,148	9,510,535
Intangible	5,702	6,491	17,796	19,542
	15,882,771	15,858,126	16,325,421	16,343,040
Total Assets	19,376,161	19,210,110	20,076,450	19,740,293

Marketletter – March 2011

	Parent Company		Consolidated
Liabilities and Stockholders Equity	03/31/11	12/31/10	03/31/11	12/31/10
Current Liabilities
Payment to suppliers	379,236	544,266	456,851	620,355
Payment-roll	83,259	81,318	85,520	88,242
Loans and financing	423,484	427,104	647,604	669,263
Consumer charges to collect	50,472	50,573	54,054	53,712
Taxes to collect	90,505	72,552	99,149	82,806
Shareholders remuneration	33,612	33,644	37,412	33,644
Income participation	33,194	33,194	33,194	36,994
Research and development	97,556	95,304	101,128	98,856
Pre-sale of energy	39,871	39,362	39,871	39,362
Covenants	66,547	48,858	66,547	48,858
Provisions	135,493	123,714	212,418	195,875
Derivative financial instruments	297,020	228,020	299,107	237,209
Other payable accounts	209,268	192,178	130,497	76,299
	1,939,517	1,970,087	2,263,352	2,281,475
Non-Current Liabilities
Loans and financing	4,054,998	4,097,296	4,330,527	4,249,984
Deferred taxes	37,252	175,667	53,156	189,462
Research and development	19,724	15,288	21,832	17,040
Pre-sale of energy	917,638	928,653	917,638	928,653
Provisions	727,140	718,985	727,214	719,059
Derivative financial instruments	374,880	297,020	374,880	303,331
Retirement benefit	57,032	57,032	57,039	57,039
Resources for capital increase	767,460	631,793	783,728	631,793
Other payable accounts	1,521	1,474	68,085	45,642
	6,957,645	6,923,208	7,334,099	7,142,003
	8,897,162	8,893,295	9,597,451	9,423,478
Stockholders’ Equity
Social Capital	8,200,406	8,200,406	8,200,406	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	122,850	122,850	122,850	122,850
Accrued income (losses)	162,184	-	162,184	-
Equity Adjustment	(17,901)	(17,901)	(17,901)	(17,901)
	10,478,999	10,316,815	10,478,999	10,316,815
TOTAL	19,376,161	19,210,110	20,076,450	19,740,293

Marketletter – March 2011

Statement of Income for the period ended on March 31 by activities

	Parent Company
	03/31/2011
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	865,579	-	37,186	-	902,765
Construction revenues	-	50,635	-	-	50,635
Operation and maintunence revenues	-	94,513	-	-	94,513
Financial assets remuneration	-	81,179	-	-	81,179
Other operating income	108,033	5,610	39	-	113,682
	973,612	231,937	37,225	-	1,242,774
Deductions to operating income
Taxes and contributions	(77,072)	(13,553)	(11,072)	-	(101,697)
Sectorial charges	(136,685)	(8,405)	(1,013)	-	(146,103)
	(213,757)	(21,958)	(12,085)	-	(247,800)
Net operating revenue	759,855	209,979	25,140	-	994,974
Cost of electric energy service
Construction cost	-	(50,635)	-	-	(50,635)
Electric energy purchased for resale	(10,769)	-	(14,261)	-	(25,030)
Charges on the use of electric grid	(130,701)	-	-	-	(130,701)
Personnel	(41,951)	(72,913)	(3,112)	-	(117,976)
Material	(3,754)	(3,192)	(19)	-	(6,965)
Third party services	(22,414)	(10,440)	(359)	-	(33,213)
Fuel for production of electric energy	(84)	-	-	-	(84)
Financial compensation for the use of hydro resources	(60,001)	-	-	-	(60,001)
Depreciation and amortization	(103,178)	644	(1,102)	-	(103,636)
Provisions and reversions	(54,077)	(1,955)	(96)	-	(56,128)
Others	515	(5,304)	1	-	(4,788)
	(426,414)	(143,795)	(18,948)	-	(589,157)
Gross income	333,441	66,184	6,192	-	405,817
Operating expenses (revenues)
Administrative and general expenses	(99,451)	(29,430)	(3,331)	-	(132,212)
Provisions and reversions	(4,712)	(1,145)	(134)	-	(5,991)
Revenue from multi-media communication	-	-	-	7,117	7,117
Other operating expenses (revenues)	(3,097)	(610)	(214)	-	(3,921)
	(107,260)	(31,185)	(3,679)	7,117	(135,007)
Result on the Equity Method	-	-	-	(10,086)	(10,086)
Financing result
Financing revenues	85,707	3,109	7,234	-	96,050
Financing expenses	(126,163)	(3,167)	4,392	-	(124,938)
	(40,456)	(58)	11,626	-	(28,888)
Income before taxes and participations	185,725	34,941	14,139	(2,969)	231,836
Taxes	(52,039)	(11,860)	(3,827)	(1,926)	(69,652)
Income (Loss) before participations	133,686	23,081	10,312	(4,895)	162,184
Income participation	-	-	-	-	-
Net income (Loss) for the period	133,686	23,081	10,312	(4,895)	162,184
Income (Loss) per share - R$	0.98	0.17	0.08	(0.04)	1.19

Marketletter – March 2011

	Parent Company
	03/31/2010
	Generation	Transmission	Comercialization	Other	Total
Operating Income
Supply of electric energy	768,997	-	31,824	-	800,821
Construction revenues	-	66,447	-	-	66,447
Operation and maintunence revenues	-	59,765	-	-	59,765
Financial assets remuneration	-	75,019	-	-	75,019
Other operating income	72,066	9,886	34	-	81,986
	841,063	211,117	31,858	-	1,084,038
Deductions to operating income
Taxes and contributions	(70,575)	(11,219)	(10,352)	-	(92,146)
Sectorial charges	(98,193)	(7,167)	(842)	-	(106,202)
	(168,768)	(18,386)	(11,194)	-	(198,348)
Net operating revenue	672,295	192,731	20,664	-	885,690
Cost of electric energy service
Construction cost	-	(66,447)	-	-	(66,447)
Electric energy purchased for resale	(123)	-	(12,595)	-	(12,718)
Charges on the use of electric grid	(136,823)	-	-	-	(136,823)
Personnel	(38,258)	(66,603)	(3,176)	-	(108,037)
Material	(4,029)	(3,121)	(1,400)	-	(8,550)
Third party services	(14,221)	(10,032)	(618)	-	(24,871)
Fuel for production of electric energy	-	-	-	-	-
Financial compensation for the use of hydro resources	(62,204)	-	-	-	(62,204)
Depreciation and amortization	(103,298)	657	(420)	-	(103,061)
Provisions and reversions	(44,375)	244	256	-	(43,875)
Others	(1,304)	(4,291)	48	-	(5,547)
	(404,635)	(149,593)	(17,905)	-	(572,133)
Gross income	267,660	43,138	2,759	-	313,557
Operating expenses (revenues)
Administrative and general expenses	(47,462)	(67,992)	(3,452)	-	(118,906)
Provisions and reversions	(5,613)	(5,354)	(215)	-	(11,182)
Revenue from multi-media communication	-	-	-	3,093	3,093
Other operating expenses (revenues)	(4,485)	(4,766)	(228)	-	(9,479)
	(57,560)	(78,112)	(3,895)	3,093	(136,474)
Result on the Equity Method	-	-	-	(34,482)	(34,482)
Financing result
Financing revenues	36,827	19,474	6,300	-	62,601
Financing expenses	(111,431)	(27,049)	(3,156)	-	(141,636)
	(74,604)	(7,575)	3,144	-	(79,035)
Income before taxes and participations	135,496	(42,549)	2,008	(31,389)	63,566
Taxes	(27,727)	-	(410)	(488)	(28,625)
Income (Loss) before participations	107,769	(42,549)	1,598	(31,877)	34,941
Income participation	-	-	-	-	-
Net income (Loss) for the period	107,769	(42,549)	1,598	(31,877)	34,941
Income (Loss) per share - R$	0.79	(0.31)	0.01	(0.23)	0.26

Marketletter – March 2011

	CONSOLIDATED
	03/31/2011
	GERNERATION	DISTRI- BUTION	TRANS-	COMERCIA-	OTHER	TOTAL
			MISSION	LIZACION
Operating Income
Supply of electric energy	842,865	32,483	-	37,186	-	912,534
Construction revenues	-	1,758	161,286	-	-	163,044
Operation and maintunence revenues	-	7,083	96,526	-	-	103,609
Financial assets remuneration	-	2,330	110,592	-	-	112,922
Other operating income	104,590	617	16,082	39	-	121,328
	947,455	44,271	384,486	37,225	-	1,413,437
Deductions to operating income
Taxes and contributions	(77,072)	(10,319)	(14,624)	(11,072)	-	(113,087)
Sectorial charges	(136,685)	(2,159)	(36,805)	(1,013)	-	(176,662)
	(213,757)	(12,478)	(51,429)	(12,085)	-	(289,749)
Net operating revenue	733,698	31,793	333,057	25,140	-	1,123,688
Cost of electric energy service
Construction cost	-	-	(134,155)	-	-	(134,155)
Electric energy purchased for resale	(10,769)	-	-	(14,261)	-	(25,030)
Charges on the use of electric grid	(130,701)	-	-	-	-	(130,701)
Personnel	(41,951)	(5,520)	(74,175)	(3,112)	-	(124,758)
Material	(3,754)	(75)	(4,772)	(19)	-	(8,620)
Third party services	(22,414)	(2,215)	(13,155)	(359)	-	(38,143)
Fuel for production of electric energy	(84)	-	(12)	-	-	(96)
Financial compensation for the use of hydro resources	(60,001)	-	-	-	-	(60,001)
Depreciation and amortization	(103,178)	(1,298)	611	(1,102)	-	(104,967)
Provisions and reversions	(54,077)	-	(1,955)	(96)	-	(56,128)
Others	1,408	(8)	(8,437)	1	-	(7,036)
	(425,521)	(9,116)	(236,050)	(18,948)	-	(689,635)
Gross income	308,177	22,677	97,007	6,192	-	434,053
Operating expenses (revenues)
Administrative and general expenses	(104,984)	(5,984)	(29,927)	(3,331)	(9,154)	(153,380)
Provisions and reversions	(4,712)	(322)	(1,148)	(134)	-	(6,316)
Revenue from multi-media communication	-	-	-	-	7,117	7,117
Other operating expenses (revenues)	34,250	(37,420)	(649)	(214)	-	(4,033)
	(75,446)	(43,726)	(31,724)	(3,679)	(2,037)	(156,612)
Result on the Equity Method	-	-	-	-	11,511	11,511
Financing result
Financing revenues	85,002	8,263	8,080	7,234	-	108,579
Financing expenses	(141,691)	(13,141)	(17,775)	4,392	1,334	(166,882)
	(56,689)	(4,878)	(9,695)	11,626	1,334	(58,302)
Income before taxes and participations	176,042	(25,927)	55,588	14,139	10,808	230,650
Taxes	(52,039)	-	(9,468)	(3,827)	(3,132)	(68,466)
Income (Loss) before participations	124,003	(25,927)	46,120	10,312	7,676	162,184
Income participation	-	-	-	-	-	-
Net income (Loss) for the period	124,003	(25,927)	46,120	10,312	7,676	162,184
Income (Loss) per share - R$	0.91	(0.19)	0.34	0.08	0.06	1.19

Marketletter – March 2011

	CONSOLIDATED
	03/30/2010
	GERNERATION	DISTRI- BUTION	TRANS-	COMERCIA-	OTHER	TOTAL
			MISSION	LIZACION
Operating Income
Supply of electric energy	768,997	32,770	-	31,824	-	833,591
Construction revenues	-	-	252,380	-	-	252,380
Operation and maintunence revenues	-	-	97,928	-	-	97,928
Financial assets remuneration	-	-	75,019	-	-	75,019
Other operating income	83,244	7,419	9,886	34	-	100,583
	852,241	40,189	435,213	31,858	-	1,359,501
Deductions to operating income
Taxes and contributions	(70,575)	(9,097)	(11,219)	(10,352)	-	(101,243)
Sectorial charges	(98,193)	(3,338)	(7,167)	(842)	-	(109,540)
	(168,768)	(12,435)	(18,386)	(11,194)	-	(210,783)
Net operating revenue	683,473	27,754	416,827	20,664	-	1,148,718
Cost of electric energy service
Construction cost	-	-	(262,157)	-	-	(262,157)
Electric energy purchased for resale	(3,187)	-	-	(11,249)	-	(14,436)
Charges on the use of electric grid	(133,911)	-	-	-	-	(133,911)
Personnel	(60,182)	(5,531)	(66,603)	(3,176)	-	(135,492)
Material	(4,029)	(198)	(12,456)	(1,400)	-	(18,083)
Third party services	(28,464)	(2,383)	(10,032)	(618)	-	(41,497)
Fuel for production of electric energy	-	-	(5,431)	-	-	(5,431)
Financial compensation for the use of hydro resources	(62,204)	-	18,925	-	-	(43,279)
Depreciation and amortization	(103,298)	(1,395)	657	(420)	-	(104,456)
Provisions and reversions	(80,683)	-	244	256	-	(80,183)
Others	(4,162)	-	(4,291)	48	-	(8,405)
	(480,120)	(9,507)	(341,144)	(16,559)	-	(847,330)
Gross income	203,353	18,247	75,683	4,105	-	301,388
Operating expenses (revenues)
Administrative and general expenses	(47,462)	(32,394)	(67,992)	(3,452)	-	(151,300)
Provisions and reversions	(5,613)	(131)	(13,131)	(1,561)	-	(20,436)
Revenue from multi-media communication	-	-	-	-	3,093	3,093
Other operating expenses (revenues)	(13,790)	1,153	(3,239)	(228)	-	(16,104)
	(66,865)	(31,372)	(84,362)	(5,241)	3,093	(184,747)
Result on the Equity Method	-	-	-	-	2,446	2,446
Financing result
Financing revenues	101,348	-	(49,224)	6,300	-	58,424
Financing expenses	(111,431)	(3,372)	11,867	(3,156)	-	(106,092)
	(10,083)	(3,372)	(37,357)	3,144	-	(47,668)
Income before taxes and participations	126,405	(16,497)	(46,036)	2,008	5,539	71,419
Taxes	(31,233)	-	(4,835)	(410)	-	(36,478)
Income (Loss) before participations	95,172	(16,497)	(50,871)	1,598	5,539	34,941
Income participation	-	-	-	-	-	-
Net income (Loss) for the period	95,172	(16,497)	(50,871)	1,598	5,539	34,941
Income (Loss) per share - R$	0.70	(0.12)	(0.37)	0.01	0.04	0.26

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
Operating Activities	03/31/11	12/31/10	03/31/11	12/31/10
Income (Loss) before income tax	231,836	100,972	230,650	108,825
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation and amortization	103,636	159,189	104,967	161,190
Accruals arrears	(32,040)	-	(32,040)	-
Assets monetary variation	(5,272)	(18,844)	(6,014)	(19,524)
Monetary and currency variation	50,769	48,955	52,578	49,417
Financial charges	84,308	89,763	100,575	90,107
Financial charges granted	(705)	(768)	(705)	(768)
Equity method	10,087	(2,924)	10,087	(2,924)
Provision for credits of questionable liquidation	52,665	43,007	63,111	51,564
Liability provision	9,458	12,049	9,780	11,691
Property, plant and equipment sales	145	833	145	832
Derivatives	(25,510)	(13,800)	(25,510)	(13,800)
Financing assets - TIR	(81,179)	(73,811)	(92,929)	(73,811)
Amortization - Allowed Annual Revenue	138,952	124,569	138,952	124,569
Deferred tributes	(69,652)	-	(68,466)	(294)
(Reversion)Provision Impairment of assets	-	-	-	-
	467,498	469,190	485,181	487,074
Variation of operational asset
Accounts receivable	(59,851)	(121,199)	(61,228)	(121,199)
Accounts receivable from related parties	(64,746)	(91,165)	(71,796)	(91,165)
Credit taxes	(100,985)	-	(100,985)	-
Debtors	7,843	(3,682)	5,034	(3,682)
Derivatives	(172,370)	-	(173,620)	-
Financing assets	7,300	(64,816)	7,300	(64,816)
Other	154,542	(35,253)	109,200	(63,544)
	(228,267)	(316,115)	(286,095)	(344,406)
Variation of operational liability
Suppliers	(165,030)	(207,868)	(167,889)	(207,835)
Payment-roll	1,941	(5,922)	2,009	(5,922)
Regulatory taxes	(101)	19,578	(86)	19,578
Taxes and social contributions to collect	17,954	6,786	18,233	6,786
Research and development	6,686	5,699	6,686	5,699
Pre-sale of energy	(10,505)	(9,529)	(10,505)	(9,529)
Agreement	17,689	-	17,689	-
Derivatives	146,860	-	140,515	-
Others	(121,279)	341	(120,572)	(1,522)
	(105,785)	(190,915)	(113,920)	(192,745)
Operating activities	133,446	(37,840)	85,166	(50,077)
Financial charges payable	(68,579)	(73,689)	(68,579)	(74,165)
Financial charges receivable	952	688	2,002	60,366
Legal deposits	5,730	(15,292)	5,730	(15,292)
	(61,897)	(88,293)	(60,847)	(29,091)
Net operating activities	71,549	(126,133)	24,319	(79,168)
Financing Activities
Loans and financing obtained	216	13,097	120,280	13,097
Loans and financing payable – principal	(101,092)	(95,971)	(122,629)	(99,553)
Shareholders remuneration	-	-	-	(1,899)
Advance for probable capital increase	135,667	-	351,921	-
Others	-	-	952	4
Net financing activities	34,791	(82,874)	350,524	(88,351)
Investment Activities
Receivables from loans and financing granted	2,395	1,480	2,395	1,480
Acquisition of permanent assets	(36,764)	(50,795)	(126,202)	(91,328)
Intangible	-	-	(336)	(955)
Equity participation	(5,677)	(146,527)	(5,677)	(146,527)
Equity investment receivables	(239,478)	-	(239,478)	-
Net investment activities	-	1,899	-	1,899
Increase in cash and cash equivalent	(279,524)	(193,943)	(369,298)	(235,431)
Cash and cash equivalent – beginning of period	(173,184)	(402,950)	5,545	(402,950)
Cash and cash equivalent – end of period	717,577	802,333	844,287	802,333
Increase in cash and cash equivalent	544,393	399,383	849,832	399,383
	173,184	402,950	(5,545)	402,950

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh	Beginning of operation (Eletrobras)	End of concession	Beginning of concession / authorization (Eletrobras Eletronorte)
		1st qrt/11
UHE Coaracy Nunes	76.95		143,922	10/01/1975	07/08/2015	Regulation 038, of 02.13.92 (Decree 35,701 of 06.23.1954)
Complexo de Tucuruí	8,370.00	4,036.97	12,641,745	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	81.97	158,663	07/26/1989	09/14/2029	Concession Decree 83,975 09.14.1979 Extension of concession Regulation nº 89-MME dated March 11, 2010
UHE Curuá-Una	30.30	24.25	62,686	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETROBRAS ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005,
UTE Electron	120.00		0	06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		0	04/1968	undefined	Regulation MME 1,130 of 09/08/1988 authorizes ELETROBRAS ELETRONORTE to build Rio Madeira plant.
UTE Santana	177.74		149,922	01/1993	undefined	Regulation 414 of 12/2/1994 authorized ELETROBRAS ELETRONORTE to build Santana plant.
UTE Rio Branco I	18.65		0	02/1998	undefined	Regulation 156 of 07/06/1990, authorized ELETROBRAS ELETRONORTE to build for regularization purposes
UTE Rio Branco II	32.75		0	04/1981	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		5,220	04/1994	undefined

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 05/19/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10,000 kW); Regulation DNAEE 606 of 08/31/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW

UTE Senador Arnon Afonso Farias de Mello Loaned to Boa Vista Energia as of Feb. 10, 2010	85,99

Electric energy purchased for resale

System		1st qrt/11
Eletrobras	MWh	0
	R$ million	0.0
Others	MWh	171,185
	R$ million	25.0

Energy sold

Buyer	Sale	1st qrt/11
		R$ million	MWh
Other	Through auction	355.95	3,925,816.71
	Through free market agreements or bilateral contracts	546.81	5,492,881.16
Eletrobras System	Through auction
	Through free market agreements or bilateral contracts
Total		902.76	9,418,697.87

Fuel for production of electric energy

Marketletter – March 2011

		1st qrt/11
Type	Metric unit	Quantity	R$ million
Diesel oil	Litre	40,117,000	21.626
PTE oil	litre	98,072,500	52.867
Total		138,189,500	74.493

CCEE liquidation – Sold

Type of contract	UNIT	1st qrt/11
CCEE	R$ million	105.23
	MWh	4,520,188.26
	MWaverage	2,091.71
Purchase	R$ million	29.80
	MWh	1,035,560.17
	MWaverage	479.20
Net	R$ million	75.43
	MWh	3,484,628.09
	MWaverage	1,612.51

Losses in generation - %

1st qrt/11
0.08

Losses in transmission - % - (Isolated system)

1st qrt/11
1.37

Extension of transmission lines (km) – 03/31/11

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated System
Boa vista	Santa Elena	190.20	230	July	2001	July 2015
Sub-total 230 kV		190,20
Coaracy nunes	Santana	108.00	138	October	1975	July 2015
Coaracy nunes	Santana	109.00	138	February	2005	July 2015
Santana	Portuária	4.00	138	April	1996	July 2015
Coaracy nunes	Tartarugalzinho	87.00	138	June	2000	July 2015
Sub-total 138 kV		308,00
Santana	Macapá II	20.00	69	November	1996	July 2015
Santana	Equatorial	13.00	69	August	2000	July 2015
Tartarugalzinho	Calçoene	130.00	69	March	2001	July 2015
Tartarugalzinho	Amapá	17.00	69	February	2002	July 2015
Equatorial	Macapá	0.00	69	November	2005	July 2015
Santana	Santa Rita	12.60	69	March	2007	July 2015
Equatorial	Santa Rita	5.09	69	September	2008	July 2015
Sub-total 69 kV		197.69
Total Sistema Isolado		695.89
Sistema Interligado
Colinas	Miracema	173.97	500	March	1999	July 2015
Imperatriz	Colinas	342.60	500	March	1999	July 2015
Imperatriz	Marabá	181.09	500	April	1981	July 2015
Imperatriz	Marabá	181.82	500	March	1988	July 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	July 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	July 2015
Tucuruí	Marabá	222.14	500	October	1981	July 2015
Tucuruí	Marabá	221.70	500	February	1988	July 2015
Pres. Dutra	Boa esperança	205.39	500	October	1982	July 2015
São luiz II	Pres. Dutra	0.00	500	July	1984	July 2015
Miranda II	Pres. Dutra	195.50	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
São Luiz II	Pres. Dutra	0.00	500	March	1986	July 2015
Miranda II	Pres. Dutra	195.80	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
Tucuruí	Vila do conde	327.10	500	March	1981	July 2015
Tucuruí ( usina )	Tucuruí ( SE )	10.71	500	November 1984 to May 2005
Sub-total 500 kV		3,243.32
Altamira	Rurópolis	330.02	230	October	1988	July 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	July 2015
Rondonópolis	Coxipó	187.80	230	September	1988	July 2015
Rondonópolis	Coxipó	187.80	230	July	1984	July 2015
Coxipó	Nobres	105.00	230	April	2001	July 2015
Nobres	Sinop **	346.00	230	August	2008	July 2015
Guamá	Utinga	19.40	230	March	1981	July 2015
Guamá	Utinga	19.40	230	March	1981	July 2015
Imperatriz	Porto Franco	110.10	230	October	1994	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Miranda II	Peritoró	94.20	230	March	2002	July 2015
Pres. Dutra	Peritoró	115.00	230	March	2003	July 2015
Peritoró	Coelho Neto	223.00	230	July	2006	July 2015
Coelho neto	Teresina	127.10	230	September	2006	July 2015
São Luiz II	Miranda II	105.30	230	November	2002	July 2015
São Luiz II	São Luiz i	18.60	230	January	1983	July 2015
São Luiz II	São Luiz i	19.00	230	September	1988	July 2015
São Luiz II	São Luiz iii	35.94	230	May	2010	July 2016
Tucuruí	Altamira	317.60	230	June	1998	July 2015
Utinga	Santa Maria	93.02	230	March	1994	July 2015
Vila do conde	Guamá	49.30	230	April	1981	July 2015
Vila do conde	Guamá	49.30	230	March	1982	July 2015
Marabá	Carajás	145.00	230	October	2004	July 2015
Barra peixe	Rondonópolis	217.00	230	May	2008	July 2015
Rio verde (Couto Magalhães)	Rondonópolis	177.83	230	July	1983	July 2015
São Luiz II	UTE São Luiz	0.05	230	January	1982	July 2015
Carajás	Integradora	83.00	230	August	2008	July 2015
Abunã	Rio branco	302.00	230	November	2002	July 2015
Ariquemes	Jarú	83.82	230	September	1997	July 2015
Jarú	Ji-paraná	80.69	230	September	1997	July 2015
Samuel	Ariquemes	151.60	230	August	1994	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel ( usina )	Samuel ( SE )	2.85	230	July	1989	July 2015
Porto Velho	Abunã	188.00	230	May	2002	July 2015
Ji-paraná	Pimenta Bueno	117.80	230	June	2008	July 2015
Pimenta Bueno	Vilhena	160.20	230	October	2008	July 2015
Sub-total 230 kV		5,292.61
Tucuruí-vila	Cametá	214.21	138	August	1998	July 2015
Coxipó	Rondonopolis-Cemat	0.00	138	July	1981	July 2015
Coxipó	São Tadeu	44.17	138	January	2010	July 2015
São Tadeu	Jaciara	77.92	138	January	2010	July 2015
Jaciara	Rondonopolis-Cemat	70.00	138	January	2010	July 2015
Couto Magalhães	Rondonopolis-Cemat	176.00	138	April	1981	July 2015
Curuá-Una	Tapajós-Celpa	68.80	138	January	2006	July 2015
Abunã	Guajará Mirim	0.00	138	May	2002	July 2015
Rio Branco	Epitaciolândia	194.48	138	March	2008	July 2015
Ji-Paraná	Rolim de Moura	0.00	138	August	2008	July 2015
Sub-total 138 kV		845.58
Tucuruí	Tucuruí Vila	2.30	69	July	1997
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	March	1985
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Ji-Paraná	Rolim De Moura	0.00	69	March	1999	July 2015
Porto Velho	Areal	0.00	69	April	1999	July 2015
Porto Velho	Areal	0.00	69	September	1999	July 2015
Rio Branco	Sena Madureira	152.00	69	August	2008	July 2015
Porto Velho	Tiradentes	0.00	69	November	1989	July 2015
Porto Velho	Tiradentes	0.00	69	November	2007	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Sub-total 69 kV		157.10
Sub-total 13,8 kV		0.00
Total Interconnected System		9,538.61
Total Geral		10,234.50

Marketletter – March 2011

Average Tariff – R$/MWh

1st qrt/11
87.89

Main investments – R$ million

Projects	1st qrt/11
Transmission	32,429,121
TS Amapá	83,295
Reinforcement of the Isolated System	497,079
TS North/Northeast-Maranhão	1,060,293
Transmission system maintenance	1,787,778
TS North/Northeast-Pará	26,313
TL Maranhão Implantation	6,017
TL Rib. Gonçalves/Balsas Implantation	365,365
SE Miranda II Implantation	1,916,513
Reinforcement interconnected system	26,686,468
Generation	1,618,140
HPU Coaracy 2nd stage	215,504
Generation system maintenance	1,166,096
HPU Tucuruí	5,023
HPU Curuá-Una-Amplia	231,517
Others	9,799,844
Preservation and conservation	5,481,407
Infrastructure	93,356
Infrastructure	3,825,081
Infrastructure	400,000
TOTAL	43,847,105

Marketletter – March 2011

New owner investments

Transmission

Enterprise	State	Total of Investment R$ million	Extension - KM	Beginning of Operation	End of Concession
TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Ribeiro Gonçalves*	MA/PI	Conc. Contr. = 118.31; Current = 102.04	95	ANEEL schedule 7/1/2010 Eletronorte schedule Jul/2011 (Delay of licenses Vegetation Removal and Installation)	2039 (30-yr concession contract signed on 01.28.2009)
TL Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	Conc. Contr. = 35.15; Current = 27.00	30	oct/11	2040 (30-yr concession contract signed on 07.12.2010)

(*) The projects above started in 200, going through 2010.

New owner investments - Transmission (SE's)

Enterprise	State	Total of	Transformation Total (MVA)	Beginning of Operation	End of Concession
		Investiment – R$ million
SE Lucas do Rio Verde	MT	Contr. Conc. = não assinado Prev. = em orçamentação	75	24 months after concession contract signature (not signed yet, anticipating Maio/2011)	2041 (30-yr concession; preview signature of the Concession Agreement: May/2011)

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	Periodicity
Eletrobras
ECR - 257/97 - BID	US$	319.0	04/06/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	44.8	08/04/2014	Semi-annual installments
		363.8
ECR - 260/98 - Eximbank	Yen	168.7	04/06/2024	Semi-annual installments
		168.7
ECF-1424/96	RGR	22.4	06/30/2018	Monthly installments
ECF-1545/97	RGR	82.4	03/30/2018	Monthly installments
ECF-1554/97 RN	RGR	17.9	06/30/2018	Monthly installments
ECF-1630/97 RN	RGR	1.2	04/30/2018	Monthly installments
ECF-1659/97 RN	RGR	2.0	06/30/2018	Monthly installments
ECF-1674/97 RN	RGR	0.6	03/30/2011	Monthly installments
ECF-1679/97 RN	RGR	0.6	08/30/2013	Monthly installments
ECF 2794/09	IPCA	1,635.6	12/30/2029	Monthly installments
ECF-2092/01 N	RGR	277.3	09/30/2023	Monthly installments
RES-765/02	RGR	564.9	10/29/2018	Monthly installments
RES-766/02	RGR	137.3	10/29/2017	Monthly installments
ECF-2710/08 RGR	RGR	17.2	12/31/2015	Monthly installments
ECF-2757/08 IPCA	IPCA	59.9	03/30/2021	Monthly installments
ECF-2758/08 IPCA	IPCA	21.8	03/30/2021	Monthly installments
ECF-2785/09 IPCA	IPCA	31.7	09/30/2021	Monthly installments
ECF-2818/10 IPCA	IPCA	78.5	11/30/2021	Monthly installments
ECF-2894/10 IPCA	IPCA	319.3	12/30/2013	Single installment
		3,270.6
Total		3,803.1
Financial Institution
Credit Balbina-0111- Fretes	Euro	0.1	12/31/2013	Semi-annual installments
Credit National-0118- Balbina	Euro	0.1	12/31/2015	Semi-annual installments
Credit National- 0122-Samuel	Euro	0.9	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	2.3	04/15/2014	Semi-annual installments
Total		3.4
BNDES - 03.2.782.3.1	R$	586.8	09/15/2016	Monthly installments
BNDES - 09.2.13551.1	R$	39.5	11/15/2024	Monthly installments
BNDES - 09.2.13551.1	R$	13.6	11/15/2024	Monthly installments
Total		639.9
Supplier
Petrobras Distribuidora S/A	R$	78.0	07/31/2011	Monthly installments
Total		78.0
Total General		4,524.4

Marketletter – March 2011

Contractual obligations on the last day of the quarter-R$ million
Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016	Total
Generation	367.8	254.8	258.3	611.8	265.8	245.0	1,497.6	3,501.1
Transmission	46.7	91.0	92.3	93.5	95.1	93.4	426.5	938.4
Commercialization	9.0	10.0	10.0	10.0	0.0	0.0		39.0
Total	423.5	355.7	360.6	715.3	360.9	338.4	1,924.0	4,478.5

Energy Purchase Contract - R$ million

Energy Purchase Contract		2011	2012	2013	2014	2015	2016	After 2016
Edelca	MWh	623,673	644,194	669,962	696,760	724,631	753,616	4,245,100
	R$	62,282,185	49,620,460	53,728,718,8	58,193,574,4	58,595,511	68,319,573	438,188,137

Partnership

Generation

SPC/Consortium / Object	Installed capacity Assured Energy	Participation %	Enterprise Value R$ million	Partnership		Energy Generated (*)	Concession		Construction Begining	Begining of Operation
				Partners	%	1st qrt /11	Begining	Duration (years)
EAPSA - Enerigia Águas da Pedra S.A. UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	Contr. Conc. = 760; Real = 760.8	Neoenergia	51	Under construction	07/03/07	7/3/42 (35 yr)	completed	2011 (imprecise date on indigenous issues in the region , with target Apr/2011)
				Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (installed capacity **) 21 MW (assured energy ***)	49	Real = 84.7	MPX Energia S.A	51	UTE Serra do Navio 36.281,84 MWh	05/20/08	5/20/37 (29 yr)	completed	11/01/08
	PCH Capivara 29.8 Mw (installed capacity)		anticipated = 210			Feasibility studies	05/20/08	5/20/37 (29 yr)	Feasibility studies	01/30/12
Brasventos Miassaba 3 Geradora de Energia S.A. Parque Eólico Miassaba 3	50.4MW (installed capacity)	24.5	anticipated = 245.7	Furnas	24.5	Under construction	08/19/10	8/19/45 (35 yr)	07/20/2011	04/30/12
				J. Marucelli	51
Brasventos Eolo Geradora de Energia S.A. Parque Eólico Rei dos Ventos 1	48.6MW (installed capacity)	24.5	anticipated = 229.4	Furnas	24.5	Under construction	12/09/10	12/9/45 (35 yr)	09/20/2011	06/30/12
				J. Malucelli	51
Rei dos Ventos 3 Geradora de Energia S.A. Parque Eólico Rei dos Ventos 3	48.6MW (installed capacity)	24.5	anticipated = 233.7	Furnas	24.5	Under construction	12/09/10	12/9/45 (35 yr)	09/20/2011	06/30/12
				J. Malucelli	51
Norte Energia S.A. UHE Belo Monte	11,233MW (installed capacity)	19.98	25,000.00	Eletrobrás	15	Under construction	08/26/10	8/26/2010 (35 yr)	05/31/2011	02/28/15
				Chesf	15
				Petros	10
				Bolzano Partic.	10
				Gaia (autoprod.)	9
				Caixa FI Cevix	5
				Queiroz Galvão	2,51
				OAS	2,51
				Funcef	2,5
				Contern	1,25
				Cetenco	1,25
				Galvão	1,25
				Mendes Junior	1,25
				Serveng	1,25
				J.Malucelli Const.	1
				Sinobras (autopro)	1
				J.Malucelli Energia	0,25
(*)For projcts in operation
(**)Amount contracted with supplier
(***)Amount of contract between Amapari and Anglo Ferrous do Brasil

Marketletter – March 2011

Transmission

SPE/Consortium			Enterprise	Partnership		In operation		Concession
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No	Begining	Duration (years)
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó – Cuiabá -Rondonópolis (MT), 230 KV 193 Km SE Seccionadora Cuiabá	49	Conc. Contr. = 152; Real = 116	Bimetal Indústria e Metalúrgica Ltda.	26.99	X		02/18/2004	30
				Alubar Cabos SA Linear Partic.e Incorporações Ltda	10.76 13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), 500KV 695 Km	37	Conc. Contr.= 637; Real = 500	Fundo de Investimento em Participação Brasil Energia Chesf	51.00 12.00	X		04/27/2006	30
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), both 230 kV, SE Juba and SE Maggi – 230 / 138 kV 402 Km	49.71	Conc. Contr.= 234; Real = 238	Transmissora Aliança de Energia Elétrica S.A. Bimetal Indústria e Metalúrgia Ltda.	38.67 11.62	X		03/17/2008	30
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, 586 Km, SE Itacoatiara and SE Cariri	30	Conc. Contr.= 1,289.5; Atual = 1,421.36	Chesf Abengoa Concessões Brasil Holding S.A.	19.50 50.50		X	10/16/2008	30
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV 2,375 Km	24.5	Conc. Contr.= 1,801.5; Atual = 1,801.5	Eletrosul Abengoa Concessões Brasil Holding S.A.	24.50 51.00		X	02/26/2009	30
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), 987 Km, 230 KV.30	49	Conc. Contr.= 412; Atual = 412.15	Abengoa Concessões Brasil Holding S.A. CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50 25.50		x	11/19/2009	30
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), 348 Km and SE Jauru, 500KV	49	Conc. Contr.= 302.8; Atual = 302.8	Alupar Investimento S.A. Mavi Engenharia (Ex-Bimetal Ind. Metalúrgica Ltda)	46.00 5.00		X	11/19/2009	30

Number of employees
Composition of employees by tenure (Years)	Number of employees
Up to 5	1,471
6 to 10	75
11 to15	63
16 to 20	40
21 to 25	1,155
over 25	1,044
Total	3,848

Marketletter – March 2011

Department	Number of employees
Field	2,107
Administrative	1,741
Total	3,848

Complementary work force

Contracted	Other (*)
520	29

 (*) Employees from other companies of the Eletrobras System

Marketletter – March 2011

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	03/31/2011	12/31/2010 (reclassified)
Current Assets
Cash and banks	203,152	79,371
Concessionaires and affiliates	249,929	176,872
Debtors	21,425	25,103
Storage
- Nuclear fuel elements	297,972	297,972
- Stored goods	37,864	40,468
Fiscal credits	42,552	41,436
Prepaid expenses	6,715	2,968
Other rights	4,169	5
	863,778	664,195
Non-Current Assets
Long-term assets
Concessionaires and affiliates	91,710	91,710
Debtors	23,903	23,903
Stored materials
- Uranium concentrate	75,656	65,179
- Nuclear fuel elements	316,138	392,133
- Stored goods	283,619	275,599
Service in course – nuclear fuel	100,677	66,645
Funding - decommissioning	110,202	102,613
Linked deposits	33,348	32,536
Other rights	17,021	17,021
	1,052,274	1,067,339
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,246,710	6,039,900
(-) Obligations linked to the concession	(135)	(142)
	6,246,575	6,039,758
Intangible	34,379	34,170
	7,334,493	7,142,532
Total Assets	8,198,271	7,806,727

Marketletter – March 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	03/31/2011	12/31/2010 (reclassified)
Current Liabilities
Suppliers	248,566	186,302
Debt charges	2,851	263
Loans and financing	62,605	50,337
Taxes and social contributions	60,529	65,289
Fundação Real Grandeza (pension fund) – debt	31,405	30,264
Income participation	-	3,459
Payment-roll obligations	14,184	19,913
Provisions for vacations	61,831	61,541
Taxes provisions	11,274	-
Other obligations	17,166	12,742
	510,411	430,110
Non-Current Liabilities
Loans and Financing	757,163	548,771
Taxes and social contributions	52,792	55,333
Fundação Real Grandeza – debt	46,669	53,471
Nucleos – actuarial provision	34,494	34,494
Liability for decommissioning	381,169	375,968
Advances for future capital increase	3,311,226	3,309,744
Provision for legal contingencies	43,604	44,874
Income tax and social contribution - deferred	13,164	6,703
Other obligations	114	1,019
	4,640,395	4,430,377
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Accured losses	(189,412)	(305,361)
Other comprehensive income	(59,155)	(44,431)
	3,047,465	2,946,240
Total Liabilities and Stockholders’ Equity	8,198,271	7,806,727

Marketletter – March 2011

Statement of Income for the period ended on March 31

(R$ thousand)

	2011	2010
Continuing operations
Net Operating Revenue	460,869	390,359
Cost of electric energy service	(249,829)	(243,080)
Gross income	211,040	147,279
Operating revenues (expenses)
Personnel	(23,569)	(26,016)
Third party services	(13,124)	(16,519)
Depreciation and amortization	(2,553)	(2,067)
Supervision tax - ANEEL	(2,268)	(1,971)
Taxes	(233)	(419)
Actuarial provision (reversion) – pension fund	19,315	(2,331)
Provision (reversion) for legal contigencies	1,126	922
Other operating expenses	(9,833)	(5,305)
	(31,139)	(53,706)
Operating income	179,901	93,573
Financing revenue	5,505	11,318
Financing expenses	(34,908)	(154,972)
Income (loss) before income tax and social contribution	150,498	(50,081)
Income tax and Social contribution	(34,549)	(30,202)
Net income (loss) for the period	115,949	(80,283)

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

Operating Activities	2011	2010
Net income for the period	126,927	(53,982)
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation of permanent assets	55,027	56,263
Property, plant and equipment discharges (residual value)	-	169
Intangible amortization	2,055	1,380
Raw material consumption and stored material	79,652	86,907
Monetary Variations – decommissioning	-	7,391
Monetary Variations- loans and financing - Eletrobras	3,286	39,082
Monetary Variations debt - Fundação Real Grandeza	1,809	1,918
Monetary Variations – suppliers and other	5,838	(3,814)
Monetary variations - dividends	-	2,223
Debt charges – loans and financing - Eletrobras	17,356	93,258
Debt charges - Fundação Real Grandeza	1,187	1,471
Income fund decommissioning	1,624	(1,303)
Income participation	-	338
Vacation provisions	(2,473)	(4,364)
Provision (reversion) for credits of questionable liquidation	217	31
Adjustment to present value of the decommissioning liability	5,202	5,145
Other adjustments	(5,011)	892
	292,696	233,005
Variation - (increase) and decrease in operating assets
Concessionaires and affiliates - Furnas	(73,057)	47,387
Stored materials	(53,582)	(50,220)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	10,843	(10,494)
Decommissioning Fund	(9,213)	(9,845)
Other operating assets	5,770	631
	(119,239)	(22,541)
Variation – increase and (decrease) – in operating liabilities
Suppliers	57,316	(148,277)
Taxes (except Income tax and Social Contribution)	(8,018)	(15,358)
Payment-roll obligations and vacation provision	(2,967)	(2,213)
Income participation	(3,459)	75
Other operating liabilities	(17,033)	269
	25,839	(165,504)
Resources from operating activities	199,296	44,960
Loans and Financing Activities
Long-term loans and financing obtained - Eletrobras	215,947	60,050
Financing payments on a short-term basis Eletrobras	(3,301)	(5,058)
Payment of IOF and debt charges to Eletrobras	(11,138)	(47,325)
Payment to Fundação Real Grandeza	(8,657)	(7,858)
Resources from loans and financing activities	192,851	(191)
Investment Activities
Acquisition of property, plant and equipment assets	(266,102)	(65,193)
Acquisition of intangible	(2,264)	(2,001)
Resources applied in investment activities	(268,366)	(67,194)
Icrease in cash and cash equivalent	123,781	(22,425)
- Cash and cash equivalent – beginning of period	79,371	71,389
- Cash and cash equivalent – end of period	203,152	48,964
Increase in cash and cash equivalent	123,781	(22,425)

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy GWh	Energy generated MWh	Beginning of operation	End of concession
		1st qrt/11
Angra I	640	821.0	1,273,432.49	01/1985	No concession
Angra II	1,350	2,478.8	2,672,282.58	09/2000	No concession

Energy sold

Sale	1st qrt/11
	R$ million	MWh
Through contracts on the free market or bilateral contracts	491.3	3,621,432.53

Additional Information on Nuclear Area

1st qrt/11
Type	Unit	Quantity ELEMENTS C N	R$ million
Acquisition of uranium plus services ______________ Operating expenses consum	R$ million ______________ R$ million >> KG URÂNIUM>>	______________ >>>>>>>>>>>>>>> >>>>>>>>>>>>>>>	44.5 ______________ R$ MI 76.0 Kg 64,469

Losses in generation - %

1st qrt/11
3

Main investments – R$ million

Project	1st qrt/11
ANGRA 1	6.3
ANGRA 2	0.8
ANGRA 3	253.5
Others	4.3
TOTAL	264.9

New owner investments – Generation

Enterprise	State/ Location	Total of Investment R$ million (Direct costs)	Installed Capacity - MW	Assured Energy - MW	Beginning of operation	End of concession
Implementation of the Termonuclear Angra 3 Plant	State of Rio de Janeiro / Município de Angra dos Reis	R$ 9,950.1 million (basis: june 2010 – Direct costs)	1,405 MW	1,214.2 MWaverage	01-December -2015	Not applicable

Loans and Financing – R$ million

Creditor	Balance on 03/31/11	Due date	Currency
Eletrobras	91.7	2011<	Eur
	730.9		R$

Contract obligations on 03/31/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	64.7	72.5	39.7	40.0	40.0	565.7

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
755	449	259	5	304	788	2,560

Marketletter – March 2011

Department	Number of employees
Field	2,261
Administrative	299

Complementary work force – 03/31/11

Other
16

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Current Assets
Cash and banks	291,300	135,560	449,448	358,785
Consumers, concessionaires and affiliates	96,834	91,109	105,466	99,235
Transmission financial asset	117,134	115,735	146,232	140,357
Renegotiated energy credits	133,226	128,635	133,226	128,635
Debtors	14,973	16,066	20,954	13,290
Deactivations, sales of property and services in course	25,082	31,676	25,082	31,842
Taxes to compensate	25,941	16,409	33,980	22,866
Stored materials	30,285	30,363	30,285	30,363
Colateral, deposit and fund linked	1,692	40,489	34,610	83,211
Other credits	23,964	24,865	25,501	28,626
	760,431	630,907	1,004,784	937,210

Non-current Assets
Renegotiated energy credits	542,810	544,043	542,810	544,043
Taxes to compensate	6,529	6,580	76,117	67,229
Deferred fiscal asset	131,552	133,219	136,704	137,038
Linked funds	19,669	12,465	26,690	20,427
Affiliates and subsidiaries and parent companies	96,803	42,390	9,875	-
Transmission financial asset	2,409,912	2,413,312	3,059,605	3,042,939
Other credits	14,746	14,233	28,823	29,733
	3,222,021	3,166,242	3,880,624	3,841,409
Investments	939,007	880,634	3,280	3,307
Property, plant and equipment, net	1,126,806	1,048,797	2,447,878	2,150,154
Intangible	95,397	99,659	113,896	118,483
	5,383,231	5,195,332	6,445,678	6,113,353
Total Assets	6,143,662	5,826,239	7,450,463	7,050,563

Marketletter – March 2011

	Parent Co.		Consolidated
Liabilities and Stockholders’ Equity	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Current Liabilities
Suppliers	78,308	115,592	158,489	196,676
Payment-roll	26,751	39,600	27,284	40,012
Loans and financing	96,292	88,085	140,044	130,973
Income participation	31,096	31,096	31,096	31,096
Taxes and social contributions	41,991	50,749	46,269	58,517
Dividends	19,852	19,332	19,852	19,332
Estimated obligations	102,110	81,005	103,051	81,837
Complementary security fund	9,982	10,734	9,982	10,734
Research and development	25,280	24,014	27,690	24,553
Provision for losses on onerous contract	15,926	21,235	15,926	21,235
Other liabilities	17,890	20,047	36,871	33,894
	465,478	501,489	616,554	648,859

Non-Current Liabilities
Loans and financing	1,406,394	1,408,224	2,526,590	2,446,289
Taxes and social contributions	150,126	155,400	150,126	155,400
Deferred fiscal liability	275,729	275,616	281,001	278,432
Privision for contingencies	79,664	76,790	79,774	77,100
Complementary security fund	23,794	25,881	23,794	25,881
Resources for capital increase	1,021,339	724,125	1,026,049	728,835
Use of public property	19,013	18,060	37,366	35,868
Other liabilities	4,272	4,271	11,438	17,547
	2,980,331	2,688,367	4,136,138	3,765,352

Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,050,711	1,050,711	1,050,711	1,050,711
Adjustment of asset evaluation	(45,899)	(50,005)	(45,899)	(50,005)
Additional proposed dividends	57,991	57,991	57,991	57,991
Accumulated income	57,364	-	57,364	-
	2,697,853	2,636,383	2,697,853	2,636,383
Non-controlling participacion	-	-	(83)	(31)
Total Liabilities and Stockholders’ Equity	6,143,662	5,826,239	7,450,462	7,050,563

Marketletter – March 2011

Statement of Income for the period ended on

(R$ thousand)

	Parent Company		Consolidated
	03.31.2011	12.31.2010	03.31.2011	12.31.2010
Net Operating Revenue	202,997	191,964	247,119	254,303
Cost of service
Cost of service of electric energy transmission	(44,379)	(41,476)	(44,876)	(44,390)
Personnel	(36,127)	(32,846)	(36,274)	(32,971)
Material	(1,489)	(1,763)	(1,508)	(1,763)
Third party services	(5,962)	(5,527)	(5,962)	(7,975)
Provision for credits of questionable liquidation	634	(219)	634	(219)
Others	(1,435)	(1,121)	(1,766)	(1,462)
Cost of service rendered to third parties	(2,626)	(2,307)	(2,626)	(2,430)
Personnel	(1,609)	(1,262)	(1,609)	(1,370)
Material	(1)	(13)	(1)	(13)
Third party services	(1,002)	(1,028)	(1,002)	(1,593)
Others	(14)	(4)	(14)	546
Other costs	(39,710)	(30,281)	(67,386)	(65,287)
Construction costs	(13,888)	(28,575)	(41,564)	(63,581)
Electric energy purchased for resale	(31,131)	(3,185)	(31,131)	(3,185)
Provision for losses on onerous contract	5,309	1,479	5,309	1,479
	(86,715)	(74,064)	(114,888)	(112,107)
Gross Operating Income	116,282	117,900	132,231	142,196
Operating Expense
Administrative and general expenses	(42,079)	(33,615)	(45,904)	(35,976)
Personnel	(25,636)	(21,757)	(26,931)	(23,437)
Material	(481)	(422)	(519)	(428)
Third party services	(6,492)	(6,320)	(8,572)	(6,585)
Depreciation and amortization	(728)	(771)	(738)	(771)
Supervision tax – ANEEL	(1,093)	(941)	(1,130)	(985)
Reversion/Provision for contingencies	(1,930)	(719)	(1,930)	(719)
Special retirement complement / actuarial liability	(253)	245	(253)	245
Others	(5,466)	(2,930)	(5,831)	(3,296)
Result of Service	74,203	84,285	86,327	106,220
Shareholding participation result	6,702	7,524	-	-
Financial result	2,463	4,955	(729)	(6,058)
Financial reveneus	46,153	42,443	48,437	44,803
Financial expenses	(43,690)	(37,488)	(49,166)	(50,861)
Other revenues (expenses)	54	(240)	523	(1,174)
Operational Income	83,422	96,524	86,121	98,988
Income tax and social contribution – current	(27,550)	(30,245)	(30,299)	(8,884)
Income tax and social contribution – deferred	1,492	-	1,492	(23,828)
Net income before participations	57,364	66,279	57,314	66,276
Income participation - Employees / Administrators	-	-	-
Net income for the period	57,364	66,279	57,314	66,276
Attributable to:
Shareholders of the parent co.	57,364	66,279	57,364	66,279
Noncontrolling shareholders	-	-	(50)	(3)
Common shares - total	48,906,141	42,707,094	48,906,141	42,707,094
Basic and diluted income per common share	1.17	1.55	1.17	1.55

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Operating Activities
Income before income tax, social contribution and participations	83,422	96,524	86,121	99,913
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(93,053)	(66,856)	(107,291)	(71,924)
Amortization from financial assets	108,640	93,450	123,568	99,215
Depreciation and amortization	728	772	730	772
Amortization of investment fees	5,132	5,132	5,132	5,132
Monetary variatation	(530)	(5,583)	(762)	(4,823)
Financing charges	9,926	3,092	15,260	12,727
Equity method result	(6,652)	(7,525)	-	-
Present value adjustment	407	1,103	407	1,103
Losses in permanent assets	(54)	240	(54)	240
Provision for contigencies	1,356	666	1,356	754
Provision for credits of questionable liquidation	(634)	219	(634)	219
Special retirement complement/ actuarial liability	(79)	(68)	(79)	(68)
Other	(5,359)	(6,341)	(5,659)	(6,000)
Sub total	19,828	18,301	31,974	37,347
Variations of operating asset
Consumers, concessionaires and affiliates	(5,596)	(2,070)	(5,812)	(2,544)
Debtors	834	2,302	(3,016)	1,173
Deactivations, sales of assets and services in course	6,594	(1,573)	6,760	(1,815)
Taxes to compensate	1,735	(5,390)	(5,943)	(5,138)
Deferred fiscal asset	1,667	(8,243)	(2,815)	(8,243)
Linked funds	-	-	(132)	-
Stored materials	77	30	77	30
Colateral, deposits and funds linked	31,593	(860)	31,587	(860)
Affiliates and subsidiaries and parent companies	1	-	1	-
Other credits	408	1,391	(2,811)	1,084
Sub total	37,313	(14,413)	17,896	(16,313)
Variations of operating liability
Suppliers	(37,284)	(23,208)	(36,854)	(23,405)
Payment-roll	(12,849)	(5,806)	(12,745)	(5,690)
Income participation	-	-	-	1
Taxes and social contributions	(9,030)	174	(10,109)	(3,383)
Deferred fiscal liability	114	9,709	1,087	9,788
Estimated obligations	(4,953)	(2,402)	4,222	(2,890)
Complementary pension fund	(784)	7,996	(784)	7,996
Research and development	1,266	879	1,266	879
Equity adjustment	-	-	(60)	-
Other liabilities	(2,156)	5,792	4,756	4,547
Sub total	(65,676)	(6,866)	(49,221)	(12,157)
Operating activities cash	74,887	93,546	86,770	108,790
Financial charges paid	(29,288)	(12,765)	(34,179)	(18,026)
Financial charges receivable	-	2	-	2
Income tax and social contribution paid	(11,146)	(60,216)	(17,290)	(67,128)
Legal deposits	639	(1,468)	639	(1,468)
Net cash flow of operational activities	35,092	19,099	35,940	22,170
Investment Activities
Loans and financing granted – receivable	1	44	1	44
Renegotiated energy credit - receivable	32,829	27,763	32,829	27,763
Financing asset	(13,286)	(28,575)	(40,973)	(60,771)
Financial applications/Deposits linked	-	-	10,275	-
Property	(86,684)	(63,627)	(291,816)	(151,916)
Intangible	(953)	-	(979)	-
Equity participation	(101,212)	(80,951)	-	(58,227)
Write-off of fixed assets	8,735	253	8,735	253
Write-off of equity participation	-	1,609	-	2,225
Redemption of bonds	-	2,685	-	2,685
Dividends received	(160,570)	(140,799)	(281,928)	(237,944)
Total of Investment Activities
Financing Activities	7,723	104,366	78,827	182,813
Loans and financing obtained	297,213	-	297,213	-
Resources for capital increase	-	-	-	23,284
Loans and financing –principal payment	(16,693)	(7,869)	(22,490)	(24,372)
Shareholders remuneration payment	-	-	-	(1,823)
Special installment – Law 10,684/03	(4,658)	(4,658)	(4,658)	(4,658)
Complementary pension fund payment	(2,367)	(10,470)	(2,367)	(10,470)
Others	-	-	-	(1,156)
Total of Financing Activities	281,218	81,369	346,525	163,618
Increase (decrease) in cash and cash equivalent	155,740	(40,331)	100,537	(52,156)
Cash and cash equivalent – beginning of period	135,560	168,801	358,785	302,008
Cash and cash equivalent – end of period	291,300	128,470	459,322	249,852

Marketletter – March 2011

Market Data

Electric energy purchased for resale

1st qrt/11
MWh	300,540.88
R$	31,131,320.75

Extension of transmission lines (km) – 03/31/11

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sept/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	Apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	Sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	Sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	Jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	Oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	Jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	Jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sept/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	Jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	Nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	Nov/76	7/7/2015
Curitiba -Joinville	99.7	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	Jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	Sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	Sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	Sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	Jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	May/05	7/7/2015
Londrina - Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	3/16/2038
Passo Fundo - Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	May/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	Sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	Oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	Feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	Oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,005.9

Marketletter – March 2011

Main investments - R$ million

Project	1st qrt/11
Transmission
Expansion of South transmission system	25.55
Maintenance of electric energy transmission system	1.14
Generation
Installation of Hydro Complex São Bernardo	5.20
Installation of Hydro Complex São João	27.21
Installation of Hydro Plant Maua	54.94
Installation of Hydro Complex São Domingo	2.64
Installation of Hidro Complex Alto do Serra	0.42
Studies to increase the electric energy generation	0.18
Other	1.96
Total	119.24

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	584.65	77.00	39.0	2011	2007	2041
PEU São Domingos	MS	369.86	48.00	36.9	2012	2009	2037
SHU Barra do Rio Chapéu	SC	120.78	15.15	8.61	2011	2008	2034
SHU João Borges	SC	134.12	19.00	10.12	2012	2010	2035

Marketletter – March 2011

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Siderópolis - expansion J – 230/69 kV	SC	9.25		Anticipated 10/11/2011	7/7/2015
SE Joinville - expansion J – 230 kV	SC	3.95		Anticipated 09/26/2011	7/7/2015
SE Xanxerê - expansion I – 230/138 kV	SC	13.21		Anticipated 09/26/2011	7/7/2015
SE Dourados - expansion F – 230/138 kV	MS	5.22		Anticipated 11/26/2011	7/7/2015
TL Itajaí Fazenda – Florianópolis – 138 kV	SC	6.13	3.6	Anticipated 05/26/2011	7/7/2015
SE Canoinhas - expansion E - 230/138 kV 150 MVA	SC	9.81	3.6	Anticipated 09/23/2011	7/7/2015
SE Biguaçu – expansion “D”525/230kV- 672MVA	SC	27.99		Anticipated 02/19/2012	3/3/2035
SE Biguaçu – expansion “F”230/69 kV-150 MVA	SC	10.53		Anticipated 11/11/2012	7/7/2015
SE Tapera 2 – expansion “A” 230/69 kV-83 MVA	RS	14.17		Anticipated 11/11/2012	7/7/2015
SE Joinville GM	SC	5.61		Anticipated 02/11/2012	7/7/2015
Seccionamento da LT 138 Kv Joinville - Ilhota	SC	1.85	1.25	Anticipated 02/11/2012	7/7/2015
SE Curitiba - expansion "K" - 230 Kv	PR	1.14		Anticipated 10/11/2012	7/7/2015

*Due to contracts signed with discounts and changes in the investments, the amounts budgeted in the previous quarter were greater than those informed in this quarter

Loans and Financing – R$ million

Creditor	Balance on 03/31/11	Due date	Currency
ELETROBRAS	30,900	12/30/2038	EUROS*
	758,733	03/30/2030	Real
BRDE	33,895	05/15/2019	REAL
BNDES	464,629	01/15/2028	REAL
BANCO DO BRASIL	214,529	01/15/2028	REAL

•          Exchage corresponds to the contract date

Contract obligations on 03/31/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2017
	96,292	93,381	119,444	115,066	115,066	106,314	857,123

Partnerships

Transmission

SPC/ Consortium	Project	Partic. %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV with 476 km	49.0	310	Cymi Holding S/A	51.0	X
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV with 174 km	27.4	116	Transmissora Aliança	52.6	X
				CEEE	10.0	X
				DME Energética	10.0	X
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV with 122 km	49.0	107	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV with 260 km. SE Caxias 6 in 230/69 kV – 330 MVA, SE Ijuí 2 in 230/69 kV – 166 MVA, SE Nova Petrópolis 2 in 230/69 kV – 83 MVA, SE Lajeado Grande in 230/138 kV – 75 MV. TL (SE Monte Claro (RS)) – (SE Garibaldi (RS)) - 230 Kv with 33 Km. SE Foz do Chapecó em 230/138kV – 100 MVA	100.0	252.7 110.5 19.7
						X	X X
Norte Brasil	TL Collector Porto Velho (RO) – Araraquara 2 (SP), in CC, + 600 kV with 2,375 km	24.5	1,801.5	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5
Porto Velho	TL Collector Porto Velho – Porto Velho (RO) with 17.3 km. Substation Colector Porto Velho 500/230 kV. Two Converting Station CA/CC/CA Back to Back in 400 MW.	100.0	551.8				X

Marketletter – March 2011

Generation

SPC/ Consortium	Project	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,450 MW	1,975.3 MW	20.0	12,560	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013(1)	2009	2043
Companhia Hidrelétricas Teles Pires	UHE Teles Pires	1,820 MW	915.4 MW	24.5	3,724	Neoenergia Furnas Odebrecht Part. Inv.	50.1 24.5 0.9	2015	2011	2045
Consórcio Energético Cruzeiro do Sul	UHE Mauá	361 MW	197.7MW	49.0	1,215	COPEL	51.0	2011	2008	2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	90.0	147.9	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	90.0	147.9	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	90.0	147.9	Wobben	10.0	2012(2)	2010	2045

(1) Revision by Aneel. Installed capacity of the plant to 3,750 MW. At the SPC Level, revision by Aneel of the assured energy due to the increase in the generating units.  With the above mentioned approvals the budget will be R$ 13,131 million.  Operation anticipated for 2012.

(2) Anticipated for 2011.

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to10	16 to20	21 to25	over 25	Total
405	379	83	416	321	1,604

Department	Number of employees
Field	868
Investment	137
Administrative	599

Complementary work force – 03/31/11

Other
8

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	03.31.2011	12.31.2010
Current Assets
Cash and banks	2,918	15,093
Open-market applications	97,359	33,651
Concessionaires	69,627	141,135
Taxes to recover	26,637	19,547
Acquisition of fuel to be recovered - Energetic development account - CDE	21,321	5,745
Stored materials	64,076	56,623
Expenses paid in advance	4,846	1,883
Other credits	2,079	1,690
	288,863	275,367

Non-Current Assets
Taxes to recover	2,646	3,002
Deposits linked to legal suits	6,345	5,709
	8,991	8,711
Property, plant and equipment
In service-net	1,519,704	225,052
In course	307,032	1,291,008
	1,826,736	1,516,060
Intangibles
In service – net	1,170	1,450
In course - net	265	259
	1,435	1,709
	1,837,162	1,526,480
Total Assets	2,126,025	1,801,847

Marketletter – March 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	03.31.2011	12.31.2010
Current Liabilities
Suppliers	408,190	138,265
Payment-roll	4,090	5,181
Taxes and social contributions	12,735	17,701
Proposed dividens	8,244	8,244
Loans and financing	105,348	87,718
Debt charges	5,156	-
Consumer charges to be collected	4,394	1,421
Estimated obligations	23,677	13,014
Provision for early retirement	503	531
Provision for contingencies	15,498	11,844
Provision for research and development	6,798	6,146
Others	1,116	762
	595,749	290,827

Non-Current Liabilities
Loans and financing	818,456	832,488
Provision for early retirement	354	447
Resources for capital increase	324,000	324,000
	1,142,810	1,156,935

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(10,261)	(10,261)
Accrued losses	33,381	-
Income reserves	26,469	26,469
	387,466	354,085
Total Liabilities and Stockholders’ Equity	2,126,025	1,801,847

Marketletter – March 2011

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009
Gross Operating Revenue
Supply of electric energy	152,427	54,022
Other revenues - rents	39	9
	152,466	54,031
Deductions to Operating Revenue
Consumer charges	(5,893)	(1,966)
Tax and social contribution	(13,683)	(4,127)
	(19,576)	(6,093)
Net Operating Revenue	132,890	47,938
Cost of service of electric energy
Electric energy purchased for resale	(13,087)	(36,255)
Charges on the use of electric grid	(6,093)	(6,091)
	(19,180)	(42,346)
Operating cost
Personnel	(13,878)	(10,113)
Pension plan	(909)	(798)
Material	(9,158)	(2,158)
Raw material for production of electric energy	(32,130)	(23,158)
(-) Expense recuperation – fuel subvention	26,973	23,066
Third party services	(7,151)	(6,085)
Depreciation and amortization	(22,336)	(9,422)
Other expenses	(2,649)	(1,688)
	(61,238)	(30,356)
Gross operating result	52,472	(24,764)
Administrative expenses
Personnel	(8,679)	(4,104)
Pension plan	(196)	(126)
Material	(98)	(77)
Third party service	(1,201)	(885)
Depreciation and amortization	(377)	(474)
Other general and administrative expenses	(1,381)	(429)
General and administrative expenses	(11,932)	(6,095)
Service result	40,540	(30,859)
Other operating revenues (expenses)	(1)	113
Other operating revenues (expenses)	(1)	113
Financing revenues (expenses)
Financing revenues
Income from financial investments	2,147	160
Net monetary variation	17,673	-
Interest and penalties	175	132
Other	41	3
	20,036	295
Financing expenses
Debt charges	(9,886)	(87)
Monetary variation	-	(18,355)
Other financial expenses	(4,814)	(95)
	(14,700)	(18,537)
Financing result	5,336	(18,242)
Income before income tax and social contribution
Social contribution	45,875	(48,988)
Social contribution	(3,313)	-
Income tax	(9,181)	-
Net income for the period	33,381	(48,988)
Shares at end of year (in thousands)	1,273,193	1,126,948
Income per 1,000 shares (R$)	26	(43)

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	2011	2010
Operating Activities
Net income (loss) for the period	33,381	(48,988)
Adjustments for:
Depreciation	22,434	9,548
Intangible amortization	279	348
Loss on sale of fixed assets and IFRS Adjustments	8	191
Intangible sale - loss (gain)	2	-
Open-market revenues	(2,147)	(160)
Monetary variation and interest - expenses	(6,015)	3,709
	14,561	13,636
Variations:
(Increase) / decrease in open-market	(61,561)	(2,768)
(Increase) / decrease in receivables	71,508	(520)
(Increase) / decrease in stored equipment	(7,453)	1,565
(Increase) / decrease in refundable taxes	(6,734)	(6)
(Increase) / decrease in law suit deposits	(636)	(214)
(Increase) / decrease in other assets	(18,927)	(5,919)
(Increase) / decrease in suppliers	269,925	21,991
(Increase) / decrease in wages and social contributions	(1,091)	(794)
(Increase) / decrease in payable taxes	(4,968)	(2,507)
(Increase) / decrease in other liabilities	14,643	(1,184)
(Increase) / decrease in provisions for contingencies	3,654	(50)
(Increase) / decrease in provisions for early retirement	(121)	(176)
	258,239	9,418
Operating activities – net cash	306,181	(25,934)
Investment Activities
Acquisition of property, plant and equipment asset	(333,117)	(90,463)
Acquisition of intangible asset	(8)	(2)
Investment Activities – net cash	(333,125)	(90,465)
Financing activities
Incoming loans	15,725	94,296
Loans and financing - amortization	(956)	-
Financing activities- net cash	14,769	94,296
Net increase (decrease) in cash and cash equivalents	(12,175)	(22,103)
Initial cash balance	2,918	2,457
Final cash balance	15,093	24,560
Net increase (decrease) in cash and cash equivalents	(12,175)	(22,103)

Marketletter – March 2011

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh	Beginning operation	End concession
			1st qrt/11
P. Médici (Candiota)	446	251.500	181,142.590	01/1974	07/07/2015
CANDIOTA III – FASE C	350	292.000	12,117.600	01/2011	Autorizacion
S. Jerônimo (Candiota)	20	12.600	351,631.740	04/1953	07/07/2015
Nutepa (Candiota)	24	6.100	0.000	02/1968	07/07/2015

Energy Generated - MWh	1st qrt/11
Guaranteed Energy	544,891.930
Above guaranteed energy	0.000
Total	544,891.930

Electric energy purchased for resale

	1st qrt/11
	R$ million	MWh
Eletrobras System	7	126,295.000
Other	6	184,902.473
Total	13	311,197.473

Energy sold

Type of sale	1st qrt/11
	R$ million	MWh
Through auction and initial contracts	143	1,039,896.87
Eletrobras System	2	16,744.415
Other	141	1,023,152.451
Through contracts on the free market or bilateral contracts	9	73,473.723
Eletrobras System	0	0.00
Other	9	73,473.723
Total	152	1,113,370.593

Fuel for production of electric energy

		1st qrt/11
Type	Metric unit	Quantity	R$ million
Coal	Ton	554,154.287	23,803,567.060
Fuel Oil	Kg	7,056,513.764	8,252,264.000
Diesel	L	45,000.000	74,033.270

TOTAL

		7,655,668.051	32,129,864.330

Losses in generation – %

1st qrt/11
0.99

Average tariff – R$/MWh

1st qrt/11
136.01

Main investments - R$ million

Project	1st qrt/11
Generation	326
FASE C - Implementation	13
Fase A/B UPME – Adaptation overhaul	339
Total

New Investment Generation
Project	State	Total of Investment – R$ million	Install Capacity MW	Assured Energy MW	Beginning operation	End of concession
Candiota III (Fase C)	RS	1,347	350	303.5	01/03/2011	2024

Marketletter – March 2011

Loans and financing – R$ million

Creditor	03/31/2011	Due data	Currency
ECR 280/06 281M	269	12/20/2021	USD
ECR 280/06 149M	126	06/20/2016	USD
ECR 280/07 A	104	12/20/2022	R$
ECF 2796/2009	99	12/30/2016	R$
ECF 2763/2009	3	11/30/2011	R$
ECF 2806/2010	2	07/30/2012	R$
ECF 2823/2010	10	07/30/2012	R$
ECF 2863/2010	62	09/30/2012	R$

Contract obligations on 03/31/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016
	93	137	85	85	104	85	340

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	554.800	700.800	87.600	0	0	0	0
R$ million	55	87	10	0	0	0	0

Energy Sales Contracts

Regulated Environment	2011	2012	2013	2014	2015	After 2015
MWh	4,077,780	3,785,904	3,775,560	3,775,560	3,775,560	2,864,520
R$	590	587	615	646	678	588

Bilateral contracts	2011	2012	2013	2014	2015	After 2015
MWh	372,300	604,440	0	0	0	0
R$	47	81	0	0	0	0

* Data as of 2011 are estimated, taking the PLD, operating performance of the generating units and the prices of energy as auctions as the main variables.

Number of employees – on 03/31/11

Employees	Directors	Attachés
698	03	06

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
262	72	00	32	273	59	698

Department	Number of employees
Field	558
Administrative	140

Complementary work force – on 03/31/11

Contracted	Quantity
Drivers	18
Security Services	138
Janitorial and receptionist services	81
Total	237

Marketletter – March 2011	Subsidiaries Companies Information

2.    Distribution Companies

The table below represents the main indices of the distribution companies in the first quarter:

	Net Operating		Service		Income/Losses		EBITDA		MARGEN
Company	Revenue		Result		for the period		(R$ million)		EBITDA
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Distribuição Amazonas	337.45	314.27	(106.68)	84.46	(174.60)	10.17	(64.26)	114.80	(19.04)%	36.53%
Distribuição Alagoas	183.82	150.31	(0.74)	(5.15)	0.28	0.46	3.06	(2.07)	1.66%	(1.37)%
Distribuição Piauí	197.94	137.38	(18.70)	9.29	(24.97)	3.00	(13.26)	16.25	(6.70)%	11.83%
Distribuição Rondônia	169.59	107.86	(30.83)	(50.54)	(31.59)	(43.37)	(24.60)	(44.26)	(14.50)%	(41.03)%
Distribuição Roraima	31.85	27.80	(21.05)	(12.88)	(25.93)	(16.32)	(19.47)	(11.26)	(61.12)%	(40.50)%

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	03.31.2011	12.31.2010
Current Assets
Cash and banks	53,377	68,189
Consumers and concessionaires	482,727	479,519
Provision for credits of questionable liquidation	(172,533)	(161,813)
Debtors	44,937	40,614
Taxes and social contributions to compensate	26,786	25,788
Stored materials	-	12,140
Refunding of fuel - ISOL - Law 12.111/09	1,857,839	1,613,228
Expenses paid in advance	871	1,715
Other credits	(1,099)	742
	2,292,905	2,080,122

Non-Current Assets
Related parties	35	64
Taxes and social contributions to compensate	1,182,399	1,135,138
Deposits linked to legal suits	73,101	70,582
Debtors	3,802	3,804
Financial asset - concession	1,253,386	1,253,386
Other credits	9,070	9,070
	2,521,793	2,472,044

Investment	7,670	7,670
Property, plant and equipment	1,377,654	1,351,544
Intangible	680,785	680,785
	4,587,902	4,512,043
TOTAL DO ATIVO	6,880,807	6,592,165

Marketletter – March 2011

Liabilities and Stockholders’ Equity	03.31.2011	12.31.2010
Current Liabilities
Suppliers	2,307,983	2,086,764
Payment-roll	9,679	7,184
Debt charges	21	7
Loans and Financing	86,824	85,517
Leasing to pay	120,485	120,485
Regulatory taxes	19,390	12,411
Taxes and social contributions	75,070	72,906
Estimated obligations	24,253	20,515
Installments	70,500	73,842
Other payable accounts	115,663	69,370
	2,829,868	2,549,001

Non-Current Liabilities
Loans and financing	428,796	413,546
Leasing to pay	1,694,547	1,694,547
Provisions for Contingencies	151,102	110,483
Fuel consumption account – CCC	1,136,046	1,020,252
Installments	77,270	88,620
Resources for capital increase	57,266	57,266
Other payable accounts	27,326	25,030
Onerous Contract Concession	262,144	255,511
	3,834,497	3,665,255

Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Equity adjustment	(884)	(884)
Accumulated losses	(4,113,591)	(3,952,124)
	216,442	377,909
Total Liabilities and Stockholders’ Equity	6,880,807	6,592,165

Marketletter – March 2011

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009
Net revenue	337,445	314,266
Service cost	(318,818)	(165,413)
Gross income (loss)	18,627	148,853
Sales expenses	(32,024)	(22,208)
General and administrative expenses	(72,320)	(42,695)
Other net revenues (expenses)	(20,962)	513
Operating Income (loss)	(106,679)	84,463
Financial revenues	63,441	18,827
Financial expenses	(131,364)	(93,120)
Financial result	(67,923)	(74,293)
Income (loss) for the period	(174,602)	10,170

Marketletter – March 2011

Market data

Energy generated –

Plant	Installed	Energy generated - MWh	Beginning operation	End concession
	Capacity - KW	1st qrt /11
Balbina (1)	277,500	358,262	jan/1989	March/2027
Mauá Bloco I (1)	149,516	66,792	april/1973	July/2015
Mauá Bloco II (1)(*)	50,400	0	jan/2008	July/2015
Mauá Bloco III (1)	110,000	62,813	jan/2008	July/2015
Mauá Bloco IV (1)	171,500	85,278	jan/2008	July/2015
Mauá Bloco V (2)	92,960	49,056	oct/2010	Undefined
Mauá Bloco VI (2)	166,100	114,552	out/2010	Undefined
Mauá Bloco VII (2)	48,000	31,494	dec/2010	Undefined
Aparecida Bloco 1 (1)	130,540	39,712	dec/1985	July/2015
Aparecida Bloco 2 (1)	121,000	7,256	jan/2008	July/2015
Electron (3)	60,000	646	dec/1980	July/2015
Ute Distrito (2)	49,036	39,452	oct/2010	Undefined
São José (2)	73,400	64,376	may/2010	Undefined
Cidade Nova (2)	29,672	23,986	jun/2010	Undefined
Flores (2)	124,700	90,021	feb/2010	Undefined
Iranduba (2)	54,720	23,684	nov/2010	Undefined
Total Próprio	1,020,056	620,759
Total Locado	638,588	436,620
Total	1,658,644	1,057,379
(1) Own Generation
(2) Generation leased (Concession Amazonas Energia)
(3) Plant Property Regime Eletronorte Lending to Amazon Energy
(*) Plant off

Energy purchased for resale

1st qrt /11
MWh	642,624
R$ million	174.1

Energy sold

	1st qrt /11
Distribuition	R$ million	MWh
Residencial	110.1	315,398
Industrial	121.3	415,543
Commercial	87.9	226,813
Rural	2.7	13,202
Public power	37.4	93,348
Public lighting	5.7	29,708
Public service	11.9	47,990
Total	377.0	1,142,002

Fuel for production of electric energy

		1st qrt /11
Type	Metric Unit	Quantity	R$ million
Oil	Thousand litre	322,519	435.7

Losses  - %

1st qrt /11
Technical	Commercial
2.21	38.45

Extension of transmission line – 03/31/11

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69	7.335	4-Feb-01
2	MNMU-LT4-01	69	11.815	13-Oct-91
3	MNDI-LT4-01	69	4.684	13-Oct-91
4	MNDI-LT4-02	69	4.684	11-Nov-06
5	MNVO-LT4-01	69	1.160	13-Oct-91
6	MNVO-LT4-02	69	1.160	13-Oct-91
7	MNCC-LT4-01	69	6.112	26-Jul-92
8	MNSG-LT4-01	69	6.649	28-Sep-97
9	MNSG-LT4-02	69	7.277	12-Oct-97
10	MNFL-LT4-01	69	4.460	11-Feb-89
11	MNFL-LT4-02	69	4.581	18-Nov-01
12	MNFL-LT4-03	69	4.842	2-Dec-07
13	MNCD-LT4-01	69	7.463	1-Jan-96
14	MNSO-LT4-01	69	9.516	19-Mar-05
15	FLRE-LT04-01	69	1.469	30-Nov-08
16	REPN-LT04-01	69	4.515	30-Nov-08
17	FLPN-LT4-01	69	5.953	2-Dec-07
18	ADPN-LT4-01	69	8.610	15-Jul-83
19	ADSG-LT4-01	69	3.795	2-Feb-97
20	ADCC-LT4-01	69	3.994	23-Mar-05
21	ADEP-LI4-01	69	0.153	23-Nov-99
22	MUDI-LT4-01	69	7.480	30-Apr-77
23	MUDI-LT4-02	69	5.541	12-Apr-99
24	MUDD-LT4-01	69	4.122	29-Nov-97
25	MUDD-LT4-02	69	4.107	7-Mar-04
26	MUCC-LT4-01	69	9.388	6-Feb-05
27	MUCD-LT4-01	69	17.194	20-Aug-06
28	MUMG-LT4-01	69	0.533	22-Feb-04
29	MUMG-LT4-02	69	0.226	29-Feb-04
30	MUEP-LI4-01	69	0.200	7-Mar-04
31	MGSJ-LT4-01	69	8.922	9-Mar-04
32	MGCE-LI4-01	69	12.303	9-Jul-04
33	ETMU-LI4-01	69	0.357	1-Jan-81
34	DICE-LT4-01	69	7.723	17-Mar-96
35	DDCC-LT4-01	69	7.422	29-Nov-97
36	SGCC-LT4-01	69	3.980	2-Feb-97
37	SOSV-LT4-01	69	5.326	19-Mar-05
38	PSIB-LT4-01	69	18.043	17-Jun-06
39	FLAB-LI4-01	69	0.161	16-Mar-03

Marketletter – March 2011

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230	158.513	6-Nov-06
2	MNCR-LT6-01	230	22.704	6-Nov-06
3	RTFG-LI6-01	230	0.129	13-Sep-98
4	BAMN-LT6-02	230	180.344	9-May-89
5	BABA-LT6-01	230	0.590	20-Feb-89
6	BABA-LT6-02	230	0.635	15-Mar-89
7	BABA-LT6-03	230	0.635	24-Apr-89
8	BABA-LT6-04	230	0.680	13-Sep-89
9	BABA-LT6-05	230	0.680	24-Jul-89

DEC- Duration of interruptions - in hours

1st qrt /11
11.55

FEC – Frequency of interruptions – Number of outages

1st qrt /11
13.64

TMA – Average response time – in minutes

1st qrt /11
149.70

Average tariff – R$/MWh

1st qrt /11
336.4

Main investments - R$ million

Project	1st qrt /11
Distribution	76.5
Generation	10.8
Others	2.3
Total	89.6

Loans and Financing – R$ million

Creditor	03/31/11	Due date	Currency
Eletrobras	516	12/2022	REAL

Contract obligations – 03/31/2011– R$ million
Loans and	2011	2012	2013	2014	2015	2016	Após 2016
Financing	65	103	103	83	56	35	71

Marketletter – March 2011

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	Após 2016
MWh	2,642,878.54	3,190,509.03	3,985,800.00	3,985,800.00	4,423,800.00	4,423,800.00	17,695,200.00
R$	883,169,699.80	973,687,484.26	1,087,909,311.35	1,128,045,102.39	1,217,706,658.87	1,255,956,955.44	5,444,070,007.75

Default – more than  120 days – on 03/31/11

Class	R$
Industrial	74,680,838.00
Residencial	15,091,728.00
Commercial	18,082,898.00
Others	43,392,725.98
Total	151,248,189.98

Number of employees – 03/31/11

Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
865	93	313	247	473	317	2,308

Department	Number of employees
Field	1,649
Administrative	659

Complementary work force – 03/31/11

Contracted	Other
1,606	17

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

	03.31.2011	03.31.2010
Assets
Current Assets

Cash and banks	10,073	22,927
Consumers and concessionaires	164,714	163,978
Program for reduction of electric energy consumption	4,398	4,466
Tariff charges	675	905
Free energy	3,266	7,101
Debtors	1,012	8,177
Taxes and social contributions to compensate	5,792	8,502
Social tariff for low-income consumers	22,438	9,330
Stored materials	6,542	5,543
Other credits	29,066	20,081
	247,976	251,010
Non-Current Assets
Long-term assets
Consumers	149,290	118,310
Taxes and social contributions to compensate	3,841	2,708
Collaterals and tied deposits	4,592	4,413
Deposits linked to litigations	28,291	26,853
Financing assets - concessions	370,285	281,647
Others	9,351	9,757
	565,650	443,688
Investments	168	168
Intangible	56,783	19,061
Property, plant and equipment	23,711	62,524
	646,312	525,441
Total of Assets	894,288	776,451

Marketletter – March 2011

(R$ thousand)

	03.31.2011	03.31.2010
Liabilities
Current Liabilities

Suppliers	78,119	47,498
Program for the reduction of electric energy consumption	2,409	2,410
Tariff charges	516	558
Payment-roll	5,326	6,640
Taxes and social contributions	0	7,293
Loans and financing	38,111	32,760
Employees benefits	94,109	14,925
Regulatory liabilities	17,556	18,637
Provision for vacations and social charges	10,662	9,085
Regulatory taxes	5,690	4,662
Program for energy efficiency	9,977	26,041
Others	42,098	27,287
	304,573	197,796
Non-Current Liabilities

Long-term liabilities
Taxes and social contributions	12,342	14,766
Loans and financing	177,229	148,130
Resources for capital increase	7,682	527,033
Provision for contingencies	77,638	71,097
Program for the reduction of electric energy consumption	21,943	4,315
Other obligations	18,026	19,388
	314,860	784,729
Stockholders’ Equity

Social Capital	525,484	218,393
Fair value and equity adjustment	(36,653)	(5,023)
Other comprehensive income	(51,852)	(50,975)
Accrued losses	(162,124)	(368,469)
	274,855	(206,074)
Total Liabilities	894,288	776,451

Marketletter – March 2011

Statement of Income for the period ended on March, 31

(R$ thousand)

	2011	2010
Operating Revenue
Supply and gross supply of electric energy	101,820	161,899
Social tariff for low-income consumers	13,073	14,062
Electric grid availability revenue	131,406	39,437
Construction revenues	9,068	(5,956)
Other revenues	2,214	2,202
	257,581	211,644
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(49,611)	(41,243)
Social contribution - COFINS	(10,767)	(8,917)
Social contribution - PASEP	(2,338)	(1,936)
Global Reversion Reserve	(2)	(1,171)
Consumer charge - Energetic Efficiency Project - PEE	(799)	(745)
Consumer charge - Energetic development account - CDE	(1,420)	(1,273)
Consumer charge - Fuel consumption account - CCC	(7,522)	(5,293)
Consumer charge –Research and Development	(799)	(745)
Others	(502)	(16)
	(73,760)	(61,339)
Net Operating Revenue	183,821	150,305
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(90,397)	(80,080)
Charge on the use of transmission grid	(10,548)	(9,877)
	(100,945)	(89,957)
Cost of operation
Personnel	(27,961)	(24,010)
Material	(587)	(416)
Third party services	(9,033)	(5,196)
Depreciation and amortization	(3,799)	(3,082)
Construction expenses	(9,068)	5,956
Others	(1,207)	(1,532)
	(51,655)	(28,280)
Total cost services rendered	(152,600)	(118,237)
Gross Income	31,221	32,068
Operating Expenses
Expenses with sales	(14,823)	(22,375)
Administrative and general expenses	(16,406)	(14,488)
Other Revenues (Expenses) net	(735)	(352)
	(31,964)	(37,215)
Operating Result	(743)	(5,147)
Financing result	771	5,608
Net income (loss) for the period	28	461

Marketletter – March 2011

Market data

Electric energy purchased for resale

1st qrt/11
MWh	1,044,190
Eletrobras	626,514
Other	417,676
R$ million	90,397
Eletrobras	46,029
Other	44,368

Energy sold

	1st qrt/11
Distribution	R$ million	MWh
Residential	46	267,020
Industrial	13	111,198
Commercial	25	147,156
Rural	4	59,178
Government	5	32,933
Public illumination	4	34,365
Public service	4	42,504
Total	101	694,354

Losses  - %

1st qrt/11
Technical	Commercial
8.42	22.23

DEC- Duration of interruptions - in hours

1st qrt/11
6.3164

FEC – Frequency of interruptions – Number of outages

1st qrt/11
4.1744

TMA – Average response time – in minutes

1st qrt/11
122

Average tariff – R$/MWh

1st qrt/11
269.27

Main investments - R$ million

Project	1st qrt/11
Distribution	18
Citizen energy	11
Northeastern region energy	7
Other	2
Total	20

Loans and Financing – R$ million

Creditor	Balance on 03/31/11	Due date	Currency
Eletrobras	223	2022	Real
Faceal	30	2015	Real
BNDES	1	2013	Real
Bic Banco	5	2012	Real
Banco do Brasil	12	2010	Real
Lloyds Bank	1	2024	Dólar

Contract obligations on 03/31/11 – R$ million

Loans and Financing	1st qrt/11	2011	2012	2013	2014	2015	2016	After 2016
Local currency	270	93	36	37	34	27	16	27
Foreign currency	1							1

Marketletter – March 2011

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2015
MWh	4,134,833	4,240,353	5,293,306	5,356,260	5,471,576	5,734,623
R$ thousand	377,138	391,427	526,737	530,645	542,397	562,337

Default – more than 120 days – on 03/31/11

Class	R$ million
Residential	28
Industrial	3
Commercial	8
Rural	3
Government	4
Public ilumination	3
Other	4
Total	53

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
642	2	-	22	274	385	1,325

Department	Number of employees
Field	515
Administrative	810

Marketletter – March 2011

Balance Sheet for the period ended on

(thousand R$)

Assets	03/31/11	12/31/10
Current Assets
Cash and banks	9,042	13,587
Open market application	7,211	51,060
Consumers	375,392	392,885
Electric energy credits installments	67,047	46,399
(-)Provision for credits of questionable liquidation	(247,765)	(246,550)
Taxes to compensate	5,870	5,079
Low-income consumption – subsidies to receive	14,091	10,621
Stored materials	24,272	14,171
Other credits	15,647	15,634
	270,807	302,886
Non-Current Assets
Electric energy credits - installments	61,030	80,951
Provision for credits of questionable liquidation	(43,592)	(43,591)
Taxes to compensate	4,154	3,345
Financial Asset Indemnified	387,319	348,925
Legal deposits	8,761	16,004
Others	1,118	1,118
	418,790	406,752
Investments	146	146
Property, plant and equipment	42,584	34,224
Intangible – concession - distribution	65,210	72,738
	107,940	107,108
	526,730	513,860
Total Assets	797,537	816,746

Marketletter – March 2011

Liabilities and Stockholders Equity	03/31/11	12/31//09
Current Liabilities
Suppliers	69,145	76,189
Free energy	8,328	8,113
Payment-roll	7,739	1,656
Loans and financing	94,170	77,162
Taxes and contributions	41,901	39,446
Private security fund	14,527	15,425
Estimated obligations	16,523	14,183
Regulatory taxes	20,842	19,973
Other payable accounts	18,963	21,009
	292,138	273,156
Non-Current Liabilities
Taxes and contributions	17,491	18,042
Loans and financing	320,583	344,515
Private security fund	106,759	104,171
Resources for capital increase	184,725	183,953
Regulatory taxes	22,875	22,283
Provision for contingencies	81,543	74,235
Other payable accounts	869	869
	734,845	748,068
Stockholders Equity
Social Capital	779,224	779,224
Other comprehensive income	(25,750)	(25,750)
Accumulated losses	(982,920)	(957,952)
	(229,446)	(204,478)
Total Liabilities	797,537	816,746

Marketletter – March 2011

Statement of Income for the period ended on March, 30

(R$ thousand)

	2011	2010
Revenue	197,935	195,133
Cost with electric energy	(164,454)	(151,430)
Gross Income	33,481	43,703
Expenses with sales	(15,277)	(20,233)
Administrative and general expenses	(36,786)	(14,069)
Other operating net revenue (expenses)	(122)	(114)
Operating result	(18,704)	9,287
Financing revenues	8,308	9,999
Financing expenses	(13,535)	(16,284)
Result before taxes	(23,931)	3,002
Income tex ad social contribution	(1,036)
Loss for the period	(24,967)	3,002
Loss per share	(R$0.0320)	R$0.0039

Marketletter – March 2011

Market Data

Electric energy purchased for resale

1st qrt/11
MWh	923.092
R$ million	85.106

Energy sold

	1st qrt/11
Distribution to	R$ million	MWh
State utilities	35,538	101.655
Industrial	18,017	56.888
Residential	120,924	244.476
Commercial	52,657	114.001
Other	6.720	22.278
Total	233,856	539.298

Losses  - %

1st qrt/11
Technical	Commercial
12,35	17,75

DEC- Duration of interruptions - in hours

1st qrt/11
13,42

FEC – Frequency of interruptions – Number of outages

1st qrt/11
9,27

TMA – Average response time – in minutes

1st qrt/11
357

Extension of distribution lines (km) – 03/31/11

AT + BT urban	AT + BT rural
12.720	41.635

Average tariff – R$/MWh

1st qrt/11
320,56

Main Investments - R$ million

Project	1st qrt/11
Transmission	4.035148
Distribution	2.442754
Light for all	38.435749
Other	2.406761
Total	47.320412

Loans and Financing – R$ thousand

Creditor	Balance on 03/31/11	Due date	Currency
Eletrobras	359,066	2017	R$
BB	3,017	2014	R$
Chesf	45,060	To discharge	R$
Morgan	7,608	2024	U$

Contract obligations on 03/31/11

Loans and Financing– R$ thousand	2011	2012	2013	2014	2015	After2015
	31,413	47,718	68,824	78,530	78,530	94,697

Energy Purcahse Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	3,917,963	4,400,708	3,250,869	2,787,258	2,402,658	2,468,865	53,059,696
R$	382775093.36	469697946.30	432248576.54	384223527.95	350427625.95	375619310.49	8478919517.01

Marketletter – March 2011

Default – more than  120 days – on 03/31/11

Class	R$ million
Industrial	32.455
Residential	2.698
Commercial	18.749
Other	149.831
Total	203.733

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
395	0	1	7	208	787	1,398

Department	Number of employees
Field	734
Administrative	664

Complementary work force – 03/31/11

Contracted	Other
1,210	8

 (*) Employees from others companies of the Eletrobras System

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

Assets	03/31/2011	12/31/2010
Current Assets
Cash and banks	63,325	72,476
Consumers	144,317	140,831
CCC – Diesel reimbursement	121,629	91,011
Collaterals and linked deposits	10,296	22,613
Taxes to compensate	23,850	23,755
Stored materials	4,934	5,809
Expenses paid in advance	5,533	5,533
Others	26,986	21,555
	400,870	383,583

NO-CURRENT ASSETS
Consumers	51,181	50,970
Collaterals and linked deposits	16,299	14,660
Taxes to compensate	3,915	5,988
CCC – Diesel reimbursement	396,599	371,599
Expenses paid in advance	9,533	10,035
Financial Asset Indemnified (concession)	306,151	287,282
Others	11,042	10,917
Investments	1,833	1,833
Property, plant and equipment - net	14,022	14,198
Intangible	105,996	105,689
	916,571	873,171
TOTAL OF ASSETS	1,317,441	1,256,754

Marketletter – March 2011

(R$ thousand)

Liabilities and Stockholders’ Equity	03/31/2011	12/31/2010
Current Liabilities
Suppliers	197,981	174,118
Pay-roll	792	1,641
Taxes to collect	17,393	21,013
Loans and financing	16,176	15,937
Provision for tax, civil and labor risks	26,650	26,103
Estimated obligations	17,802	18,603
CCC – Diesel reimbursement	9,258	9,047
Regulatory taxes	10,012	9,093
Others	14,683	16,414
	310,747	291,969

Non-Current Liabilities
Long-term liabilities
Loans and financing	88,987	92,907
Provision for tax, civil and labor risks	27,577	15,819
CCC – Diesel reimbursement	553,272	487,960
Taxes to collect	3,379	3,450
Resources for capital increase	81,052	80,998
Regulatory taxes	20,375	20,008
	774,642	701,142
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Capital Reserves	-	-
Accrued losses	(885,808)	(854,217)
	232,052	263,643
Total Liabilities and Stockholders’ Equity (not covered)	1,317,441	1,256,754

Marketletter – March 2011

 Statement of Income for the period ended on March, 30

(R$ thousand)

	2011	2010
Net revenue	169,594	107,862
Service cost	(144,114)	(126,271)
Gross income	25,480	(18,409)
Expenses with sales	(29,147)	(14,933)
Administrative expenses	(27,341)	(17,786)
Other revenues	572	1,259
Other expenses	(394)	(571)
Operating Income	(30,830)	(50,440)
Financial Revenues	8,051	9,810
Financial Expenses	(8,812)	(2,737)
Financing result	(761)	7,073
Income (losses) before taxes	(31,591)	(43,367)
Income tax	-	-
Social contribution on net income	-	-
Income (losses) for the period	(31,591)	(43,367)

Marketletter – March 2011

Market Data

Electric energy purchased for resale

1st qrt/11
National Interconnected System -SIN
MWh	509,351
R$ million	59.2
Other
MWh	219,907
R$ million	33.0

Energy sold

	1st qrt/11
Distribution	R$ million	MWh
State utilities	4.3	18,306
Industrial	35.7	100,678
Residential	87.7	198,830
Commercial	53.9	120,063
Other	36.4	104,224
Total	218.0	542,101

Fuel for production of electric energy

		1st qrt/11
Type	Metric unit	Quantity	R$ million
Diesel	M3	17,000	28.0

Total  losses  - %

1st qrt/11
Commercial
32.45

DEC- Duration of interruptions - in hours

1st qrt/11
8.84

FEC – Frequency of interruptions – Number of outages

1st qrt/11
7.26

TMA – Average response time – in minutes

1st qrt/11
194.94

Extension of distribution lines (km) – 09/30/10

Voltage (kV)

138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	919	11,626	26,934	40,177

Average tariff – R$/MWh

1st qrt/11
262,51

Main investments - R$ million

Project	1st qrt/11
Distribution
Rural Expansion of the distribution Light for All	16,0
Expansion of Urban distribution	2,0
Maintenance of the distribution system	3,0
Maintenance of transmission system	0,0
Isolated system - energy	0,6
Modernization – Distribution and Comercialization System	0,2
Expansion of the Distribution System	0,2
Infrastructure and support	22,0
Maintenance of real estate	2,3
Total	24,3

Loans and Financing – R$ million

Marketletter – March 2011

Creditor	Balance on 03/31/11	Due date	Currency
Eletrobras	105.1	2025	Real

Contract obligations on 03/31/11 – R$ million

Loans and Financing	2012	2013	2014	2015	2016	After 2016
	12.1	16.3	16.6	12.4	9.9	37.7

Energy Purchase Agreement	2011	2012	2013	2014	2015	2016	After 2016
MWh	3,186,896	3,459,387	3,638,122	3,990,539	4,159,078	4,159,078	18,855,115
R$ million	388.99	422.25	444.07	487.09	507.66	507.66	2,301.46

Default – more than  120 days – on 03/31/11

Class	R$ million
Industrial	8.6
Residential	5.0
Commercial	4.1
Other	94.0
Total	111.7

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

Department	Number of employees
Field	527
Administrative	234

Complementary work force – 09/30/10

Contracted	Other (*)
1,208	5

(*) Employees from others companies of  theEletrobras System

Marketletter – March 2011

Balance Sheet for the period ended

(R$ thousand)

Assets	03/31/11	12/31/10
Current Assets
Cash and banks	1,667	1,694
Consumers and Concessionaire	141,111	117,386
(-)Provision for credits of questionable liquidation	(83,679)	(70,617)
Debtors	3,241	2,900
Stored materials	1,919	2,075
ICMS tax to recover	1,222	613
CCC - reimbursement	61,506	49,792
Others Credits	1,353	1,477
	128,340	105,320
Non- Current Assets
Consumers and concessionaire	63,844	65,408
(-)Provision for credits of questionable liquidation	(25,365)	(25,288)
Indemnified asset (concession)	93,658	92,244
Other credits	3,071	2,454
Property, plant and equipment	8,093	8,324
Intangible	12,047	13,045
	155,348	156,187
Total Assets	283,688	261,507

Marketletter – March 2011

Liabilities and Stockholders’ Equity	03/31/11	12/31/10
Current Liabilities
Suppliers	303,541	255,457
Payment-roll	1,694	1,669
Loans and financings	3,546	2,804
Regulatory taxes	3,319	3,139
Taxes and social contributions	1,962	1,616
Estimated obligations	5,457	5,118
Provisions for contingencies	10,934	10,614
Research and Development / energy efficiency	3,572	3,552
Related parties	5,725	8,413
Other obligations	4,084	2,307
	343,834	294,689
Non-Current Liabilities
Loans and financings	12,853	13,595
Related parties	45,887	46,540
Research and Development / energy efficiency	2,108	1,752
Retirement benefit	7	7
	60,855	61,894
Stockholders’ Equity
Social Capital	320,743	320,743
Equity valuation adjustment	-	(144)
Accrued losses	(441,744)	(415,675)
	(121,001)	(95,076)
Total Liabilities and Stockholders’ Equity	283,688	261,507

Marketletter – March 2011

Statement of Income for the period ended on

(R$ thousand)

	03/31/2011	12/31/2010
Net Operating Revenue	31,850	27,801
Service Cost	(31,830)	(25,585)
Gross income (expenses)	20	2,216
Sales expenses	(14,687)	(10,602)
General and administrative expense	(5,984)	(4,635)
Other operating expense	(397)	264
Other revenue (expenses)	1	(118)
Operating loss before financing result	(21,047)	(12,875)
Financing revenues	8,263	4,750
Financing expenses	(13, 141)	(8,192)
Financing result	(4,878)	(3,442)
Net income (expenses) for the period	(25,925)	(16,317)
Income (loss) per 1,000 shares	(25,925)	(16,317)

Marketletter – March 2011

Market Data

Energy Generated

Plant	Installed	Generated Energy - MWh	Beginning of operation	End of concession
	Capacity - MW	1st qrt/11
Floresta	40MW	0	Apr/2010	Mar/2012
Distrito	20MW	0	Apr/2010	Mar/2012

Electric energy purchased for resale

1st qrt/11
MWh	181,674
R$ million	29.5

Energy sold

	1st qrt/11
Class	R$	MWh
State utilities	4,243,876	22,185
Industrial	780,473	3,366
Residential	19,937,433	63,065
Commercial	8,247,262	29,049
Other	1,341,232	7,267
Total	34,550,075	124,931

Losses  - %

1st qrt/11
Technical	Commercial
7.25	7.97

DEC- Duration of interruptions - in hours

1st qrt/11
1.79

FEC – Frequency of interruptions – Number of outages

1st qrt/11
2.05

TMA – Average response time – in minutes

1st qrt/11
61.47

Extension of distribution lines (km) – 03/31/11

km	Voltage (kV)
1,246	127V ou 220V
1,402	13.8kV
70.27	69kV

Average tariff – R$/MWh

1st qrt/11
276.55

Main Investments - R$ million

Project	1st qrt/11
Distribuition	1.214
Maintenance of energy distribution system	0.403
Modernization and adaptation of energy distribution and commercialization system	0.057
Expansion of Urban Electricity Distribution	0.755
LPT	0.457
Expansion of Rural Electricity Distribution	0.457
Subtransmission	0.013
Maintenance of Electric Energy Subtransmission System	0.013
Outros	0.097
Maintenance and adjustment of info assets	0.097
Total	1.781

Loans and Financing – R$ million

Creditor	Balance on 03/31/11	Date Due	Currency
Eletrobras – RES 0676/03	7.01	10/30/2015	R$
Eletrobras – ECF 1554/97	6.23	10/30/2015	R$
Eletrobras – RES 0898/03	1.60	11/30/2015	R$
Eletrobras – RES 2516/05	0.23	12/30/2014	R$
Eletrobras – RES 2554/05	0.19	12/30/2014	R$
Eletrobras Eletronorte	21.60	11/30/2013	R$

Marketletter – March 2011

Contract obligations on 03/31/11 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
Eletrobras	3.43	3.06	3.40	3.77	3.40	-
Eletronorte	7.47	8.28	8.34	-	-	-

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2015
MWh	632,601	660,341	703,499	741,635	660,341	3,541,831
R$ million	160.02	183.73	216.14	249.70	284.96	1.528.42

Default – more than  120 days – on 03/31/11

Class	R$ million
Industrial	0.97
Residential	2
Commercial	3.9
Other	19.82
Total	26.69

Number of employees – on 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
103	85	5	1	53	46	293

Department	Number of employees
Field	147
Administrative	146

Complementary work force – 03/31/11

Contracted	Other
02	01

Marketletter – March 2011	Subsidiaries Companies Information

3.    Participation Company

Eletropar has a minority participation of 49% in the share capital of Eletronet SA - Eletronet and acts as representative of the interests of the utilities controlled by Eletrobras at Eletronet, with the responsibility of passing through the business earnings to these companies. Eletropar is paid for these administration services and is reimbursed for expenses incurred on account of services rendered.

Marketletter – March 2011

Balance Sheet for the period ended on
(R$ thousand)

Assets	03/31/2011	12/31/2010
Current Assets
Cash and banks	60,199	58,677
Return on investments	2,690	2,220
Fiscal assets to recover	74	757
Sundry credits	-	-
Others	42	52
	63,006	61,706

Non-current assets
Investments	162,341	149,430
Property, plant and equipment
Furniture and utensils	213	209
(-) Accumulated depreciation	(166)	(163)
	46	46
Intangible	8	8
	162,396	149,484
Total Assets	225,402	211,190

Liabilities and stockholders equity	03/31/2011	12/31/2010
Current liabilities
Stockholders remuneration	2,721	2,721
Payable accounts - Eletrobras	337	534
Tax obligations	350	383
Estimated obligations	13	13
Other	29	38
	3,450	3,688

Non-current liabilities
Provisions for fiscal risks	1,531	1,531
Income tax and social contribution - deferred	31,241	26,729
	32,773	28,260

Stockholders equity
Social capital	118,055	118,054
Income reserve	1,141	1,143
Additional Proposed Dividend	8,161	8,161
Equity adjustment	60,645	51,885
Accrued losses	1,179	-
	189,180	179,242
Total liabilities and stockholders equity	225,402	211,190

Marketletter – March 2011

Statement of Income for the period ended on March 31
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	-	11,006
Equity participation	1,266	1,390
	1,266	12,395
Operating Expenses
Personnel/fees	497	478
Materials and Products	22	23
Traveling expenses, transportation, training	15	4
Third party services	120	82
Publicity	212	28
Taxes and contributions	40	70
Rent, Condominium Installments and Municipal Taxes	17	16
Operational provision	398	960
Other	45	26
	1,368	1,687
Operating Result BEFORE FINANCING RESULT	(102)	10,708
FINANCIAL REVENUES (EXPENSES)	(93)
Financing revenues	1,530	850
Financing expenses	(3)	(4)
FINANCIAL RESULT	1,527	846
Income before income tax and social contribution	1,425	11,555
Income tax and social contribution	(246)	(119)
Net income for the period	1,179	11,435
Net income per share
Basic and diluted	0.10866	1.10050

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.